SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 21, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___  No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO S.A.

Financial statements as of March 31, 2008,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statement of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statement of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit I to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2008, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4.
As further explained in Note 22 and taking into account paragraph 3. above, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, and the statements of income, changes in shareholders’ equity and cash flows (the latter included in notes 3.4. and 1.5. to the accompanying stand- alone and consolidated financial statements, respectively) of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2007, which were presented for comparative purposes, we report that:

a)
On February 19, 2008, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina. In addition, such report included an exception to the consistent application of such standards due to the replacement, with which we agree, of the statement of cash flows presented as of December 31, 2006 by another statement of cash flows, as explained in note 3.1. to the stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2007.

b)
On May 10, 2007, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2007, which, based on our review and on the limited review report issued by other auditors on the financial statements of the subsidiary Nuevo Banco Bisel S.A. as of such date, included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina.

The financial statements presented as comparative information are included after giving retroactive effect to the adjustments and reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements.

7. In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of March 31, 2008, the liabilities accrued for employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 5,396,150, none of which was due as of that date.

City of Buenos Aires,
May 8, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF
MARCH 31, 2008

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio
    75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
ASSETS

A. CASH
Cash on hand	452,052	547,966
Due from banks and correspondents
Central Bank of Argentina	1,178,939	1,597,354
Local Other	58,200	4,123
Foreign	122,745	159,713
Other	205	185
	1,812,141	2,309,341

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings for trading or financial intermediation	305,995	236,663
Unlisted government securities	12	16
Instruments issued by the Central Bank of Argentina	3,924,931	2,592,135
less: Allowances (Exhibit J)	(27)	(27)
	4,230,911	2,828,787
C. LOANS (Exhibits B, C and D)
To the non-financial government sector	562,453	554,527
To the financial sector
Interfinancing - (granted call)	130,000	65,760
Other financing to Argentine Financial Institutions	53,022	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	524	1,415
To the non-financial private sector and foreign residents
Overdrafts	959,449	1,223,618
Documents	586,457	725,157
Mortgage loans	490,075	490,515
Pledged loans	241,433	234,766
Personal loans	2,609,098	2,380,854
Credit cards	511,541	477,612
Other (Note 6.1)	1,524,284	1,473,687
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	113,284	113,598
less: Unearned discount	(17,255)	(19,666)
less: Allowances (Exhibit J)	(165,209)	(173,901)
	7,599,156	7,642,438

BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	148,649	156,227
Amounts receivable from spot and forward sales pending settlement	1,257,602	737,102
Securities and foreign currency receivable from spot and forward purchases pending settlement	139,726	110,180
Unlisted corporate bonds (Exhibits B, C and D)	447	448
Receivables from forward transactions without delivery of underlying asset	227
Other receivables not covered by debtors classification standards (Note 6.2)	435,174	325,096
Other receivables covered by debtors classification standards (Exhibits B, C and D)	44,459	53,898
less: Allowances (Exhibit J)	(34,930)	(29,893)
	1,991,354	1,353,058

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	315,354	301,317
less: Allowances (Exhibit J)	(4,855)	(3,986)
	310,499	297,331

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,392,722	1,336,016
Other	36,606	35,152
less: Allowances (Exhibit J)	(738)	(697)
	1,428,590	1,370,471

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	14,651	15,082
Minimum presumed income tax - Tax Credit	23,287	23,287
Other (Note 6.3)	174,366	172,168
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	122	145
Other accrued interest and adjustments receivable	53	58
less: Allowances (Exhibit J)	(15,071)	(15,215)
	197,408	195,525

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	294,088	293,472

I. OTHER ASSETS (Exhibit F)	173,387	178,829

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	69,800	71,916
Organization and development costs	133,770	141,294
	203,570	213,210

K. ITEMS PENDING ALLOCATION	2,000	1,872

TOTAL ASSETS	18,243,104	16,684,334

BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,548,269	1,327,865
From the financial sector	8,349	10,006
From the non-financial private sector and foreign residents
Checking accounts	1,833,015	1,834,372
Savings accounts	2,088,510	2,258,968
Time deposits	5,346,613	4,647,858
Investment accounts	90,767	63,063
Other (Note 6.4)	329,643	295,401
Accrued interest, adjustments, foreign exchange and quoted price differences payables	56,612	51,865
	11,301,778	10,489,398

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	188,481	184,594
Banks and International Institutions (Exhibit I)	165,288	160,846
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	752,665	780,590
Amounts payable for spot and forward purchases pending settlement	124,481	108,646
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,422,086	869,843
Financing received from Argentine Financial Institutions (Exhibit I)
Interfinancing - (received call)		49,225
Other financing received from Argentine Financial Institutions	90,667	90,648
Accrued interest payables		54
Other (Note 6.5. and Exhibit I)	424,933	397,733
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	45,026	47,399
	3,213,627	2,689,578

N. OTHER LIABILITIES
Dividends payable		1
Other (Note 6.6.)	246,814	183,657
	246,814	183,658

O. PROVISIONS (Exhibit J)	125,534	121,888

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	504,358	490,695

Q. ITEMS PENDING ALLOCATION	1,690	1,411

TOTAL LIABILITIES	15,393,801	13,976,628

SHAREHOLDERS' EQUITY (As per related statement)	2,849,303	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,243,104	16,684,334

BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	8,107,583	7,291,099

Contingent	2,478,497	2,568,102
Guarantees received	2,263,072	2,284,111
Other not covered by debtors classification standards	434	445
Contingent debit-balance contra accounts	214,991	283,546
Control	5,039,567	4,153,584
Receivables classified as irrecoverable	622,606	636,624
Other (Note 6.7.)	4,269,215	3,394,966
Control debit-balance contra accounts	147,746	121,994
Derivatives	589,519	569,413
Notional value of forward transactions without delivery of underlying asset	217,026	331,411
Interest rate swap (1)	29,522	29,388
Derivatives debit-balance contra accounts	342,971	208,614

CREDIT-BALANCE ACCOUNTS	8,107,583	7,291,099

Contingent	2,478,497	2,568,102
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	58,087	114,827
Other guarantees provided not covered by debtors classification standards	49,479	49,641
Other covered by debtors classification standards (Exhibits B, C and D)	107,425	119,078
Contingent credit-balance contra accounts	2,263,506	2,284,556
Control	5,039,567	4,153,584
Checks to be credited	147,746	121,994
Control credit-balance contra accounts	4,891,821	4,031,590
Derivatives	589,519	569,413
Notional value of put options sold (2)	116,376	113,776
Notional value of forward transactions without delivery of underlying asset	226,595	94,838
Derivatives credit-balance contra account	246,548	360,799

(1) See Note 11.c).
(2) See Note 11.b).

Note: The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	03/31/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	1,161	2,681
Interest on loans to the financial sector	2,587	8,881
Interest on overdrafts	47,344	28,934
Interest on documents	19,948	11,229
Interest on mortgage loans	16,980	11,831
Interest on pledged loans	9,938	9,690
Interest on credit card loans	15,651	9,328
Interest on other loans	170,321	84,163
Interest on other receivables from financial intermediation	5,288	3,496
Income from government and private securities, net (Note 6.8.)	90,930	75,257
Income from guaranteed loans - Presidential Decree No. 1,387/01	6,676	6,551
CER (Benchmark Stabilization Coefficient) adjustment	16,627	18,437
CVS (Salary Variation Coefficient) adjustment	166	355
Difference in quoted prices of gold and foreign currency	9,190	4,920
Other (Note 6.9)	36,131	28,270
	448,938	304,023

B. FINANCIAL EXPENSE
Interest on checking accounts	3,119	4,388
Interest on savings accounts	2,719	1,585
Interest on time deposits	138,378	72,200
Interest on interfinancing received loans (received call)	953	146
Interest on other financing from Financial Institutions	9	20
Interest on other liabilities from financial intermediation	23,785	9,771
Interest on subordinated bonds	11,839	13,731
Other interest	1,418	2,039
CER adjustment	6,692	8,892
Contribution to Deposit Guarantee Fund	4,721	3,399
Other (Note 6.10)	13,331	12,167
	206,964	128,338

GROSS INTERMEDIATION MARGIN - GAIN	241,974	175,685

C. PROVISION FOR LOAN LOSSES	18,242	10,371

D. SERVICE-CHARGE INCOME
Related to lending transactions	8,936	9,011
Related to deposits	96,275	62,542
Other fees	4,494	4,740
Other (Note 6.11)	33,038	29,892
	142,743	106,185

(1) See Note 3.1.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	03/31/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	8,972	7,778
Other (Note 6.12.)	24,768	19,380
	33,740	27,158

F. ADMINISTRATIVE EXPENSES
Personnel expenses	148,305	93,799
Directors' and statutory auditors' fees	2,391	1,852
Other professional fees	7,820	7,107
Advertising and publicity	9,799	8,899
Taxes	1,671	1,369
Depreciation of equipment	10,131	7,219
Amortization of organization costs	5,144	3,302
Other operating expenses (Note 6.13.)	26,885	24,385
Other	2,557	4,369
	214,703	152,301

NET INCOME FROM FINANCIAL INTERMEDIATION	118,032	92,040

G. OTHER INCOME
Income from long-term investments	58,013	51,649
Penalty interest	2,321	1,197
Recovered loans and allowances reversed	18,773	14,996
CER adjustments	4	100
Other (Note 6.14.)	19,108	3,484
	98,219	71,426

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	9	9
Charges for other receivables uncollectibility and other allowances	10,344	818
Amortization of differences from deposits dollarization	5,460	4,130
Depreciation and loss of other assets	307	2,864
Goodwill amortization	2,115	2,313
Other (Note 6.15.)	13,447	17,147
	31,682	27,281

NET INCOME BEFORE INCOME TAX	184,569	136,185

I. INCOME TAX (Note 4.)	33,004	13,000

NET INCOME FOR THE PERIOD	151,565	123,185

(1) See Note 3.1.

Note: The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TRHEE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008							03/31/2007 (1)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings (2)	Total	Total

Balances at the beginning of the fiscal year

Banco Macro S.A.								2,314,977
Nuevo Banco Suquía S.A.								730,710

Adjusted balances at the beginning of the fiscal year								3,045,687

Merger effects (1)								(730,590)

Merged balances at the beginning of the fiscal year	683,979	394,584	4,511	382,705	211	1,241,716	2,707,706	2,315,097

Own shares acquired (3)						(9,968)	(9,968)

Net income for the period						151,565	151,565	123,185

Balances at the end of the period	683,979	394,584	4,511	382,705	211	1,383,313	2,849,303	2,438,282

(1) See Note 3.1.
(2) See Note 20.
(3) See Note 9 and Exhibit K.

Note: The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents (Note 3.4)
Cash at beginning of the fiscal year	2,309,341
Cash at end of the period	1,812,141
Net decrease in cash	(497,200)

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	(830,577)
- Loans
- to the financial sector	(18,529)
- to the nonfinancial government sector	4,329
- to the nonfinancial private sector and foreign residents	367,781
- other receivables from financial intermediation	(551,766)
- Assets under financial lease	(186)
- Deposits
- to the financial sector	(1,657)
- to the nonfinancial government sector	206,846
- to the nonfinancial private sector and foreign residents	466,904
- Other liabilities from financial intermediation
- Others (except liabilities included under financing activities)	21,560
Collections related to service-charge income	143,268
Payments related to service-charge expenses	(34,909)
Administrative expenses paid	(164,277)
Payment of organization and development expenses	(5,722)
Net collections related to punitive interest	2,321
Differences from payments related to court orders	(2,603)
Collections of dividends from other companies	133
Other collections related to other income and losses	13,572
Net collections from other operating activities	4,344
Payment of income tax / minimum presumed income tax	(9,806)
Net cash flows used in operating activities	(388,974)

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Investing activities
Net payments for bank premises and equipment	(10,747)
Net collections for other assets	5,146
Net payments for other investing activities	(280)
Net cash flows used in investing activities	(5,881)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (1)	(50,292)
- Banks and International Institutions	4,442
- Subordinated corporate bonds	(432)
- Financing received from financial institutions in Argentina	(46,962)
Other payments for financing activities
- Own shares acquired (2)	(9,968)
- Others	(294)
Net cash flows used in financing activities	(103,506)

Financial income and holding gains on cash and cash equivalents	1,161

Net decrease in cash	(497,200)

(1) See Note 10.c.2.) y 10.c.3.).
(2) See Note 9 and Exhibit K.

Note: The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations regulatory agency) occurred in August 2006. Therefore, we will hereinafter refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 2.5); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) (see note 2.6); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.7). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 2.6.).

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 2.8.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (formerly - Sud Bank & Trust Company Limited, an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2008 and December 31, 2007, the deposits of the Misiones Provincial Government amounted to 237,006 and 163,711 (including 48,972 and 35,248 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2008 and December 31, 2007, the deposits of the Salta Provincial Government amounted to 575,710 and 492,265 (including 84,805 and 53,681 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2008 and December 31, 2007, the deposits of the Jujuy Provincial Government amounted to 375,148 and 378,662 (including 50,412 and 32,206 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of March 31, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 2,358 and 2,922, respectively.

Also, as of March 31, 2008, and 2007, the net income booked through the method mentioned in the previous paragraph, amounted to 1,517 and 2,071, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 233 and 5,313, respectively.

Also, as of March 31, 2008, the net loss booked through the method mentioned in the previous paragraph amounted to 86.

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662 (as of March 31, 2008, it amounted to 145). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of March 31, 2008 and December 31, 2007, the positive goodwill resulting from such acquisitions was booked under “Intangible assets” in the amount of 14,765 and 15,222, respectively (net of amortizations for 3,478 and 3,021, respectively).

Additionally, on November 28, 2006, the general regular and special shareholders' meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of March 31, 2008, and December 31, 2007, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 512,451 and 536,875 (including 184,411 and 178,087 related to court deposits), respectively.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers) and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers) signed a stock purchase agreement, whereby the buyers acquired 100% of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to SEDESA as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006.

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the buyers to acquire the total shares of common stock (92.73% of the total capital stock) of Nuevo Banco Bisel S.A.

As of the date of acquisition (August 10, 2006) assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

As a result of the acquisition, the Intangible assets account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders' equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of March 31, 2008 and December 31, 2007, the abovementioned goodwill totaled 55,035 anda 56,686, respectively, net of amortizations of 11,007 and 9,356, respectively.

On August 11, 2006, the buyers paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking controls of such bank as from such date.

On May 28, 2007, the Bank acquired the preferred shares from SEDESA by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240 plus an annual nominal 4% interest, capitalizable until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

On December 20, 2007, Banco Macro S.A. sold 1,700,000 of Nuevo Banco Bisel S.A. common shares to Sud Inversiones y Análisis S.A. and another 1,700,000 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 3,970.

2.7.	Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On March 31, 2008, the general special shareholders’ meeting of Red Innova Administradora de Fondos de Inversión S.A. decided unanimously to dissolve and liquidate the Company, with the subsequent conclusion of activities as from March 31, 2008.

2.8.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. would merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the general regular and special shareholders’ meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship. Furthermore, Banco Macro S.A.’s s1hareholders’ meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Central Bank Board of Directors and the CNV (Argentine Securities Commission), authorized the abovementioned merger through Resolutions No. 192, dated August 23, 2007, and No. 15,728, dated September 20, 2007, respectively. Additionally, through Resolution No. 15,729 dated September 20, 2007, and Resolution No. 179,929, dated January 15, 2008, the CNV and the Buenos Aires Stock Exchange, respectively, authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

On October 1, 2007, the merger was registered with the Public Registry of Commerce of the City of Buenos Aires under No. 16,503, Corporations Book No. 37, and on November 9, 2007, the above mentioned capital stock increase was registered under No. 18.717, Corporations Book No. 37.

Finally, through Communiqué “B” 9,096 dated October 16, 2007, the Central Bank reported that on such date, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former. Consequently, as from that date, the absorbed bank’s authorization to operate as a retail commercial bank was revoked; hence, its branches became part of the surviving bank’s branches.

On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2008, and supplementary information are presented comparatively with information as of prior year end, while the statements of income and changes in shareholders’ equity for the three-month period ended March 31, 2008, are presented comparatively with those of the same period for the prior fiscal year. Additionally, as set forth by Central Bank Communiqué “A” 4667, it is not compulsory to present the comparative information related to the new Statement of cash flows until June 30, 2008, inclusive (see also note 3.4).

Furthermore, Communiqué “A” 4,667 introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective as of March 31, 2007. Consequently, the financial statements as of March 31, 2007, were reclassified, by application of such Communiqués, for the sole purpose of comparing them with the current financial statements.

Additionally, the financial statements and supplementary information of the Bank as of March 31, 2007, were amended for comparative purposes, giving effect to the merger described in note 2.8. and, as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Nuevo Banco Suquía S.A. as of March 31, 2007, eliminating the receivables and payables and transactions between both banks and giving effect to:

i)	Increase of Banco Macro S.A.’s capital stock as a result of the merger according to the exchange ratio established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Suquía S.A. and the value of such shares valued by the equity method was recorded in stock issuance premiums.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of March 31, 2008 and December 31, 2007, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

b)	Government and private securities:

b.1)
Listed: They were valued at the quoted price of each security effective at the last business day of the period and fiscal year-end, respectively and, if applicable, net of the expenses estimated for their sale. Differences in quoted values were recorded in the statement of income as of those dates.

b.2)	Unlisted: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments that include indexation clauses, the contractual cash flows were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented. Such communiqué had the purpose of neutralizing the accrued income with the loss derived from the decrease in the present value due to the application of a greater discount rate as regards the rate applied in the month prior to its implementation.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER trough period-end and year-end, where applicable.

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

They were valued based on the prices agreed upon for each transaction, plus the related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.
Certificate of participation in the Fideicomisio Financiero Suquía financial trust: It was valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation. As of March 31, 2008 and December 31, 2007, such certificate was fully reserved.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively.

The values booked, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:
They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of March 31, 2008 and December 31, 2007, the “Intangible Assets - Organization and development costs” account includes 67,909 (net of amortization for 72,439) and 76,011 (net of amortization for 66,979), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decisions dated December 27, 2006, and August 28, 2007, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments, and (ii) the amounts related to the capitalization of the dollarization effect regarding court deposits, which will be amortized in equal, monthly and consecutive installments in a maximum term of 24 months as from July 2007 as stated in Central Bank’s Communiqué “A” 4686.

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period- and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.3)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each period and fiscal year. Differences in quoted market values were recorded in the statement of income for the period and fiscal year.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are booked whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a.

q)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the Adjustments to Shareholders’ Equity account.

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the three-month periods ended March 31, 2008, and 2007, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of March 31, 2008, the Bank has no such securities.

Below is the Statement of cash flows related to the three-month period ended March 31, 2007, considering the provisions set forth in note 3.1 and pursuant to the regulations set forth by the Central Bank as of such date:

03/31/2007

Changes in cash

Cash and due from banks at beginning of year	1,896,801
Decrease in cash	(543,608)
Cash and due from banks at end of period	1,353,193

Causes of changes in cash
Cash provided by recurring operations
Financial income collected	287,963
Service-charge income collected	105,739
Financial expense paid	(100,857)
Service-charge expense paid	(22,150)
Administrative expenses paid	(150,393)
Subtotal	120,302
Other sources of cash
Net increase in deposits	715,240
Net increase in other liabilities from financial intermediation (1)	904,750
Other sources of cash	29,427
Subtotal	1,649,417
Total sources of cash	1,769,719

Uses of cash
Net increase in government and private securities	915,677
Net increase in loans	732,130
Net increase in other receivables from financial intermediation	514,439
Net increase in other assets (2)	131,649
Net decrease in other liabilities	4,719
Other uses of cash	14,713
Total uses of cash	2,313,327
Decrease in cash	(543,608)

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(1)	Including the effect resulting from the issuance of non-subordinated corporate bonds mentioned in note 10.c.2).

(2)	Including the effect deriving from the subscription of Banco del Tucumán's capital increase mentioned in note 2.5.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2008, and 2007, the Bank estimated that accrued income tax amounted to 33,004 and 13,000, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of March 31, 2008, the Bank made income tax prepayments for 39,212 for the 2007 tax year, which were recorded in the Other receivables account.

As of March 31, 2008, the Bank capitalized 23,287 from former Nuevo Banco Suquía S.A. for minimum presumed income tax credit, in conformity with Central Bank Communiqué “A” 4295, which was used as of the date of issuance of the accompanying financial statements to settle income tax for tax year 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Loans to the nonfinancial government sector - Guaranteed loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

As of March 31, 2008 and December 31, 2007, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under Loans to the nonfinancial government sector for a total net amount at stand-alone level of 562,124 and 553,972, respectively, and 742,738 and 729,955, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 516,393 and 490,501, at stand-alone level, respectively, and 672,984 and 634,142, at consolidated level, respectively.

b)
Intangible assets: As of March 31, 2008 and December 31, 2007, the Bank capitalized under intangible assets 67,909 and 76,011, at stand-alone level, respectively, and 105,866 and 116,464 at consolidated level, respectively, net of the related amortization amounts of 72,439 and 66,979, at stand-alone level, respectively, and 218,140 and 209,162, at consolidated level, respectively, regarding the foreign exchange differences mentioned in note 3.3.l.2) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2006, consolidated deferred assets, net of allowances and provisions, amounted to about 172,336.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisitions of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. by the Bank gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortizes such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

e)
The Bank booked an interest rate swap agreement in conformity with the Central Bank rules, as mentioned in note 3.3.m.2). Under accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	03/31/2008	12/31/2007

Other loans	786,865	743,825
Export financing and prefinancing	730,719	724,740
Government securities	4,348	4,448
Documentary credits	2,352	674
	1,524,284	1,473,687

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	301,056	247,829
Debt securities in financial trusts	133,874	77,030
Other	244	237
	435,174	325,096

6.3)	Other receivables - Other

Sundry receivables	70,236	73,706
Tax prepayments	45,829	40,946
Advance payments	34,372	31,113
Security deposits	15,097	17,584
Other	8,832	8,819
	174,366	172,168

6.4)	Deposits - Other

Balances of accounts without movements	230,213	200,367
Unemployment fund for workers of the construction industry	49,760	47,187
Attachments	15,874	15,243
Security deposits	5,100	5,139
Special deposits related to inflows of foreign funds	4,633	6,953
Orders payable	824	1,045
Other	23,239	19,467
	329,643	295,401

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.5)	Other liabilities from financial intermediation - Other

	03/31/2008	12/31/2007

Purchase financing payables	75,613	52,730
Purchase of preferred shares - SEDESA (see note 2.6)	68,890	68,890
Other payment orders pending settlement	58,520	55,787
Collections and other transactions on account and behalf of others	52,499	66,752
Other withholdings and additional withholdings	51,666	48,791
Miscellaneous not subject to minimum cash requirements	26,692	38,114
Retirement pension payment orders pending settlement	24,972	15,203
Miscellaneous subject to minimum cash requirements	15,462	18,533
Miscellaneous	50,619	32,933
	424,933	397,733

6.6) Other Liabilities - Other

Taxes payable	130,740	101,725
Miscellaneous payables	56,941	59,901
Salaries and payroll taxes payable	46,930	10,338
Prepayment for the sale of assets	5,744	4,657
Withholdings on salaries	4,528	5,105
Other	1,931	1,931
	246,814	183,657

6.7) Memorandum accounts - Debit-balance accounts - Control - Other

Checks and securities in custody	3,252,078	2,398,401
Managed portfolios (see note 12)	408,025	407,378
Checks not yet collected	336,498	371,082
Checks and securities to be debited	193,523	144,302
Checks and securities to be collected	79,091	73,803
	4,269,215	3,394,966

6.8)	Financial income - Net income from government and private securities

	03/31/2008	03/31/2007

Income from government securities	78,453	61,983
Income from participation in financial trusts	7,523	13,260
Other	4,954	14
	90,930	75,257

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2008	03/31/2007

6.9) Financial income - Other

Income from assets subject to financial lease	13,851	10,633
Interest on loans for export prefinancing and financing	11,351	7,598
Premiums on reverse repurchase agreements with the financial sector	8,952	7,248
Other	1,977	2,791
	36,131	28,270

6.10) Financial expense - Other

Turnover tax	12,184	8,035
Premiums on repurchase agreements with the financial sector	656	1,914
Other	491	2,218
	13,331	12,167

6.11) Service-charge income - Other

Debit and credit card income	23,775	17,581
Service commissions - UTE (see note 2.4)	2,822	3,326
Rental of safe deposit boxes	2,619	1,961
Other	3,822	7,024
	33,038	29,892

6.12) Service-charge expense - Other

Debit and credit card expense	12,736	8,158
Turnover tax	4,797	4,621
Commissions on loan placements	2,708	2,122
Other	4,527	4,479
	24,768	19,380

6.13) Administrative expenses - Other operating expenses

Security services	6,710	5,660
Maintenance, conservation and repair expenses	6,537	6,416
Electric power and communications	5,845	5,294
Leases	3,632	3,198
Stationery and office supplies	3,002	2,501
Insurance	1,159	1,316
	26,885	24,385

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2008	03/31/2007

6.14) Other income - Other

Gain on transactions or sale of bank premises and equipment, and other assets	3,824	387
Other adjustments and interest on other receivables	427	517
Credit cards	279	393
Services provided to Banco del Tucumán S.A.	990
Certifications	370	89
Leases	91	114
Other	13,127	1,984
	19,108	3,484

6.15) Other expense - Other

Tax on bank account transactions	5,744	4,552
Non-computable VAT credit	3,445	2,750
Turnover tax	863	196
Donations	853	210
Corporate bonds issuance expenses		5,189
Other	2,542	4,250
	13,447	17,147

7.	RESTRICTED ASSETS

As of March 31, 2008 and December 31, 2007, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)	Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 223 and 241, respectively, assigned to settle payables to the Central Bank.

b)
Secured Bonds under Presidential Decree No. 1,579/02 for 30,636 and 30,283 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

c)
Gross Domestic Product (GDP) linked securities maturing in 2035 for 60 and 53, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, for the same matters mentioned in section (a) above and which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

d)
Central Bank listed notes (NOBAC)- Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 6, 2008, for an amount of 14,923 and 13,299 (for a face value of Ps. 14,600,000 and 13,000,000, respectively) used to perform foreign currency trading forward transactions in Rosario Futures Exchange (ROFEX).

e)
Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 06, 2008, for an amount of 3,273 and 3,276 (for a face value of Ps. 3,202,000), used to perform foreign currency trading forward transactions in Mercado Abierto Electrónico S.A. (MAE).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

f)
Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on February 11, 2009, for an amount of 14,346 and 14,140 (for a face value of Ps. 14,000,000) used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

g)
As of March 31, 2008, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on January 7, 2009, for an amount of 15,501 (for a face value of Ps 15,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

h)
As of December 31, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on January 21, 2009, for an amount of 33,947 (for a face value of Ps 33,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 11,114 and 12,801, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.2.) to the consolidated financial statements.

b)
Mortgage Bills for 23,351 and 26,389, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank.

c)
Guaranteed Loans for 181,116 and 212,298, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank.

7.3)	Other receivables from financial intermediation:

a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

b)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 145,660 and 152,101, respectively.

c)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,000 made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Proposis S.A. in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 9,522 and 12,011, respectively.

b)	Other security deposits for 5,575 and 5,573, respectively.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	March 31, 2008	December 31, 2007

ASSETS

Cash			2,268		2,268	2,258

Other receivables from financial intermediation	270,566	75,099		14,480	360,145	443,099

Other receivables	791				791	1,349

Total assets	271,357	75,099	2,268	14,480	363,204	446,706

LIABILITIES

Deposits			860	6,077	6,937	2,700

Other liabilities from financial intermediation	338,368	60,014		7,907	406,289	550,340

Other liabilities		69			69	69

Total liabilities	338,368	60,083	860	13,984	413,295	553,109

MEMORANDUM ACCOUNTS

Debit-balance accounts – Control		1,108	220,501		221,609	18,550

Debit-balance accounts – Derivatives	9,537				9,537

Credit-balance accounts – Contingent				2,213	2,213	2,213

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	March 31, 2008	March 31, 2007

INCOME (LOSS)

Financial income	2,961	425		2	3,388	2,515

Financial expense	(2)	(104)	(3)		(109)	(2,002)

Service-charge income	1	6		1	8	197

Other income		990			990

Total income (expense)	2,960	1,317	(3)	3	4,277	710

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad De Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	March 31, 2008

ASSETS

Other receivables from financial intermediation	14,480			14,480

Total Assets	14,480			14,480

LIABILITIES

Deposits	5,748	270	59	6,077

Other liabilities from financial intermediation	7,907			7,907

Total liabilities	13,655	270	59	13,984

MEMORANDUM ACCOUNTS

Credit-balance accounts - Contingent	2,213			2,213

INCOME

Financial Income	2			2

Service-charge income	1			1

Total income (expense)	3			3

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest rates and guarantees required. The financing granted to such related parties amounted to 14,501 and 15,785 as of March 31, 2008 and December 31, 2007, respectively (consolidated figures).

Likewise, as of March 31, 2008 and December 31, 2007, the deposits made by individuals related to the Bank amounted to 104,558 and 141,683, respectively (consolidated figures).

During the period ended March 31, 2008, the Bank sold miscellaneous assets to a related company, which generated income amounting to 3,306. In addition, during the fiscal year ended December 31, 2007, income in this regard amounted to 2,987.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2008, amounts to 683,979. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (see Note 2.8)	36

As of March 31, 2008	683,979

On September 26, 2005, the Bank’s general regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, during January 2008, the Board of Directors decided to authorize the repurchase of its own shares for up to thousands of Ps. 210,000 without exceeding the amount of 30,000,000 common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Furthermore, it was established that the price payable should range between Ps. 6.50 and Ps. 7.00 per share. Such authorization was effective until May 6, 2008.

In accordance with the above, during January and February 2008 the Bank acquired 291,432 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of 9,968.

On April 29, 2008, the Bank’s general regular and special shareholders’ meeting approved the actions taken and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			03/31/2008	12/31/2007

Subordinated corporate bonds	USD	83,000,000	a.1) and a.2)	14,203	13,878

Subordinated corporate bonds	USD	4,000,000	b)	2,115	2,503

Subordinated corporate bonds	USD	150,000,000	c.1)	488,040	474,314

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	451,025	489,390

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	318,423	310,147

Total				1,273,806	1,290,232

a.1)
On February 19, 1996, the Bank’s general regular and special shareholders’ meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

On April 20, 2007, the Bank paid 33,500 to settle the Subordinated Corporate Bonds of nominal value USD 60,000,000 and USD 5,000,000. Certain aspects, such as a decrease in the interest rate to be applied and the treatment of compensatory and punitive interest, which are relevant to the final calculation of the due and payable amounts related to the USD 18,000,000 Subordinated Corporate Bond, remain to be defined.

As of the date of issuance of the accompanying financial statements, the Bank estimates that there would be no additional effects apart from those recognized in accounts due to the aspects previously mentioned.

b)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through March 31, 2008, the Bank had amortized the equivalent of USD 3,000,000 (original value), following the method described in point (a) above.

c)
On September 1, 2006, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the general regular and special shareholders’ meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds previously mentioned to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 29, 2008, the general regular shareholders’ meeting approved the creation of the special reserve previously mentioned for an amount of 46,083.

-
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offer, as well as those relating to Classes 2 and 3 mentioned in sections c.2) and c.3) below.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

For the same reasons regarding the macroeconomic context summarized in note 9 above, during the quarter ended March 31, 2008, the Bank repurchased and settled nonsubordinated corporate bonds of this class for a face value amount of USD 9,500,000. Consequently, the residual principal as of the date of issuance of these financial statements totals USD 140,500,000.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (“peso-linked notes”) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value in pesos equivalent to USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank used the funds derived from such issuance to grant loans.

c.4)
Within the framework of the abovementioned Global Program, the period to re-launch the issuance of nonsubordinated corporate bonds at a fixed rate, simple, not convertible into shares, maturing in 2014 for a face value of USD 100,000,000 (one hundred million US dollars), in accordance with the terms and conditions set forth in the price supplement dated October 18, 2007, expired on May 2, 2008. For the same reasons regarding the macroeconomic context summarized in note 9 above, the Bank decided not to continue with the abovementioned issuance process.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

- Repurchase agreements of securities and foreign currency.
- Forward transactions without delivery of the underlying asset.
- Call and put options.
- Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of March 31, 2008, and December 31, 2007, are as follows:

Transaction	03/31/2008	12/31/2007

Net liability position of repurchase agreements	(1,292,570)	(787,288)

Net (liability) / asset position of forward foreign-currency transactions offset (a)	(9,569)	236,573

Position of put options sold on BODEN 2007, 2012 and 2013 coupons (b)	116,376	113,776

Interest rate swap (c)	29,522	29,388

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the three-month periods ended March 31, 2008, and 2007, amount to income (loss):

Transaction	03/31/2008	03/31/2007

Premiums on reverse repurchase agreements	9,340	8,418

Premiums on repurchase agreements	(656)	(9,572)

Transactions with options		869

Forward foreign-currency transactions offset	(491)	(446)

Interest rate swap	202

Total	8,395	(731)

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and M.A.E. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

The amount booked under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2008 and December 31, 2007, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,443 and 14,664, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2008 and December 31, 2007, the loans portfolio managed amounts to 43,816 and 44,068, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2008 and December 31, 2007, the loans portfolio managed amounts to 85,136 and 80,890, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2008 and December 31, 2007, the portfolio managed by the Bank amounted to 134,214 and 136,810, respectively.

e)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2008, and December 31, 2007, the portfolio managed by the Bank for principal and accrued interest amounted to 62,710 and 63,037, respectively. Also, see note 15.2) to the stand-alone financial statements.

f)	In addition, as of March 31, 2008 and December 31, 2007, the Bank had under its management other portfolios for total amounts of 67,706 and 67,909, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of March 31, 2008, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	629,432,033	764,385	508,325

Pionero Renta Ahorro	80,467,870	94,563	95,888

Pionero Latam	25,643,623	96,166	94,843

Pionero F.F. - Fideicomiso Financieros	23,271,574	24,232	24,925

Pionero Renta	14,533,590	28,544	25,811

Pionero Crecimiento	2,236,941	5,693	5,299

Pionero Global	613,182	681	668

Puente Hnos. Renta Fija	69,050	98	93

Galileo Event Driven F.C.I.	19,093,292	94,867	77,935

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.3544% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,229 of March 25, 2008.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

The amounts booked in the Bank’s financial statements for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	03/31/2008	12/31/2007

Certificates of participation:

Tucumán (a)	140,260	134,474

Luján (b)	43,530	43,530

Garbarino (c)	22,066

San Isidro (d)	16,782	16,782

Godoy Cruz (e)	12,959	12,511

Consumax (c)	9,129

Tarjeta Shopping (c)	7,223

Other	17,100	13,165

Subtotal certificates of participation	269,049	220,462

Financial trust	03/31/2008	12/31/2007

Debt securities:

Consubono (c)	25,733

Secubono (c)	19,265	4,055

Tarjeta Shopping (c)	17,857	29,989

Confibono (c)	17,000

Onext (f)	14,261	14,524

Metroshop (c)	12,244	12,425

Consubond (c)	7,584

Megabono (c)	5,241

Others	14,689	16,037

Subtotal debt securities	133,874	77,030

Total	402,923	297,492

(a)	Fideicomiso Tucumán

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán” whereby the trustors assign to the trust the debt securities issued by the trust Fideicomiso República (a trust the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The trust is aimed at guaranteeing the payment of the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation were issued for the remainder. Subsequently, the issuance was extended to include Class “A” certificates of participation. The Class “B” certificates of participation rights are subordinated to the interest, principal and income of the Class “A” certificates of participation. As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation, issued by Fideicomiso Tucumán.

As per the latest accounting information available to date, corpus assets amounted to about 91,348, which measured at their recoverable value exceed the values booked by the Bank.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso Luján

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust “Fideicomiso Financiero Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds.

To such end “Nuevo A”, “A Prima” (subordinated to the class “Nuevo A” certificates of participation) and class “B” certificates of participation for the remainder (subordinated to the "Nuevo A” and “A Prima” certificates of participation) were issued. Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 49,407.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(c)
It includes, principally, provisional certificates of participation and debt securities issued in the different series of financial trusts with public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(d)	Fideicomiso San Isidro

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee, and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the financial trust, “Fideicomiso Financiero San Isidro” was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of a real estate located in the San Isidro district, Province of Buenos Aires, in order to realize it and use the proceeds to settle the certificates of participation: Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” for the remainder (subordinated to the Class “A” and “B” certificates of participation). Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.

On May 10, 2007, a real estate development management offer was signed to carry out the Real Property Project , based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

As per the latest accounting information available to date, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(e)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A. in its capacity as trustee, Corporación de los Andes S.A. in its capacity as trustor and the holders of the certificates of participation in their capacity as beneficiaries, entered into a trust agreement referred to as "Fideicomiso Financiero Godoy Cruz", with the purpose of selling the corpus assets (lots and buildings located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza) and to settle the certificates of participation with the proceeds thereof. To this end, Class “A”, and Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and “B”) certificates of participation were issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,469.

This trust will end with the full settlement of the certificates of participation.

(f)	Fideicomiso Onext

On May 19, 2005, Banco Macro S.A., Banoco Credicoop CL, Dalvian House S.A. and Conjunto los Cerros S.A. in their capacity as trustors, Sud Inversiones y Análisis S.A. in its capacity as trustee and Dalvian S.A. and Tecan Austral S.A. entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created, with the purpose of settling the debt securities issued by the trust and distributing the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

As per the latest accounting information available to date, corpus assets amounted to about 60,051.

This trust will terminate upon the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

15.2.	Trusts created using financial assets transferred by the Bank.

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The trust in effect, created using assets transferred by the Bank , is listed below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	2,300	(1)

(1)	Relating to the corpus assets, net of allowances , as per the latest accounting information available to date. Furthermore, the Bank administrates the collection of trust assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.3.	Trusts guaranteeing loans granted by the Bank

Under this kind of trust, and guaranteeing an obligation, the Trustor transfers an asset or property ownership right to a trust, the Beneficiary of which shall be the creditor. This is common in the Argentine banking market, where a bank may, in some cases, require that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance. In some cases, trusts act as conduits to collect cash from the debtor’s operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance of the obligations assumed by the trustor and guaranteed through the trust.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Transporte Automotor Plaza	Transporte Automotor Plaza S.A.	S.I.A.S.A.	Banco Macro S.A.	05/07/1998	0	(3)
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	03/11/2004	92	(1)
Fideicomiso Los Castillos S.A. Provincia de Salta - Banco Macro Bansud S.A.	Los Castillos S.A.	Banco Macro S.A.	Banco Macro S.A.	11/22/2004	23	(1)
Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	12/30/2004	6	(1)
Fideicomiso Northia	Laboratorios Northia S.A.C.I.F.I.A.	S.I.A.S.A.	Banco Macro S.A.	12/31/2004	0	(3)
Fideicomiso Pulte	Pulte S.R.L.	S.I.A.S.A.	Banco Macro S.A.	01/06/2005	0	(3)
Fideicomiso III Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A.	EN.J.A.S.A.	Banco Macro S.A.	Banco Macro S.A.	01/20/2005	55	(1)
Fideicomiso Banco Macro Bansud - Veloz del Norte	La Veloz del Norte	Banco Macro S.A.	Banco Macro S.A.	06/03/2005	715	(1)
Fideicomiso CIYPSA	Compañía de Inversiones y Participaciones S.A. (CIYPSA)	S.I.A.S.A.	Banco Macro S.A.	01/26/2006	4,547	(4)
Fideicomiso Municipalidad de Salta Obra Puente Gobernador Roberto Romero	Municipality of the City of Salta	Banco Macro S.A.	Norobras Construcciones Civiles S.A. and Banco Macro S.A.	05/17/2006	233	(1)
Fideicomiso Municipalidad Cuidad de Salta Obra Accesos y Puentes sobre Río Arenales-Vinculación calles Córdoba y Polonia	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A. and Banco Macro S.A.	05/22/2006	250	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso de Garantía London	London Supply S.A.C.I.F.I	S.I.A.S.A.	Banco Macro S.A.	05/23/2006	134	(1)
Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	UTE Ingeniero Medina S.A. - Moncho Construcciones S.R.L. - Banco Macro S.A.	05/2006	5,779	(1)
Fideicomiso en Garantía San Vicente	Unider Internacional S.A	S.I.A.S.A.	Banco Macro S.A.	06/28/2006	4,234	(4)
Fideicomiso de Garantía Altos de la Calera I	Altos de la Calera S.A.	S.I.A.S.A.	Banco Macro S.A.	08/07/2006	0	(3)
Fideicomiso Provincia de Salta - Adquisición vehículos Autolux S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Autolux S.A. and Banco Macro S.A.	10/09/2006	96	(1)
Fideicomiso VI Banco Macro S.A. - Entretenimientos y Juego de Azar S.A.	EN J.A.S.A.	Banco Macro S.A.	Banco Macro S.A.	10/19/2006	0	(2)
Fideicomiso Casino Club	Casino Club S.A. y Casino Rosario S.A.	S.I.A.S.A.	Banco Macro S.A.	11/16/2006	0	(4)
Fideicomiso Municipalidad de Salta - Obra Puente Gobernador Roberto Romero - Adicional Nro. 1	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Norobras Construcciones Civiles S.A. and Banco Macro S.A.	01/12/2007	0	(2)
Fideicomiso III Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	03/05/2007	21	(1)
Fibra Papelera S.A. security and trust assignment	Agrotécnica del Sur S.A. - and individuals not related to the Entity.	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	4,040	(5)
Sunny Land S.A. security and trust assignment	Individuals not related to the Entity.	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	14,958	(4)
Fideicomiso IV Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	04/16/2007	34	(1)
Fideicomiso de Garantía CONTA	Conta Walter Mario S.R.L.	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	33,075	(4)
Fideicomiso Municipalidad de Salta Obra Vinculación calles Córdoba y Polonia Y Puente sobre Río Arenales Adicional N° 1 (Dto. 1419/06) y Adicional N° 2 (Dto. 217/07)	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A. and Banco Macro S.A.	05/04/2007	0	(2)
Fideicomiso Aeropuertos de Neuquén	Aeropuertos del Neuquén S.A.	S.I.A.S.A.	Banco Macro S.A.	05/15/2007	1,739	(4)
Fideicomiso Provincia de Salta - Optimización Sistema Agua Potable en San José de Metán	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	276	(1)
Fideicomiso Provincia de Salta - Elaboración y Ejecución de planta depuradora El Quebrachal	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	70	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Provincia de Salta - Optimización Sistema de Agua Potable a La Caldera	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	129	(1)
Fideicomiso Provincia de Salta - Captación Rio Corralito - Rosario de Lerma	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	199	(1)
Fideicomiso Provincia de Salta - Acueducto Centro Villa Rebeca - Alto Molino Salta - Capital	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	497	(1)
Fideicomiso Provincia de Salta Proyecto y Ejecución Cisterna y Sistema Bombeo Vaqueros	Province of Salta	Banco Macro S.A.	Romero Igarzabal S.R.L. and Banco Macro S.A.	07/06/2007	82	(1)
Fideicomiso Provincia de Salta - Cisterna Acueducto Sur y Obras Complementarias en la Ciudad de Salta	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	253	(1)
Fideicomiso V Banco Macro - Sucesión Yeizel Katz	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	07/21/2007	95	(1)
Fideicomiso de Garantía Santa Rosa	Grandaunt Construcciones S.A.	S.I.A.S.A.	Banco Macro S.A.	08/09/2007	1	(1)
Fideicomiso Provincia de Salta - Autopista Circunvalación Sureste	Province of Salta	Banco Macro S.A.	UTE - Ingeniero Medina S.A. - Moncho Construcciones S.R.L. and Banco Macro S.A.	08/24/2007	167	(1)
Fideicomiso de Garantía Autopista Pilar - Pergamino I	Corredor Americano S.A.	S.I.A.S.A.	Banco Macro S.A.. Banco Hipotecario S.A. and Banco de Inversión y Comercio Exterior S.A.	12/12/2007	347	(1)
Fideicomiso de garantía Transporte urbano de pasajeros de Rosario	Empresa mixta de Transporte de Rosario S.A.	Banco Macro S.A.	Nuevo Banco Bisel S.A.	12/28/2007	20,467	(4)
Fideicomiso Reginald Lee	Reginald Lee S.A.	S.I.A.S.A.	Banco Macro S.A..	02/26/2008	10,875	(4)
Fideicomiso VI Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	03/25/2008	0	(2)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the three-month period ended March 31, 2008, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

(3)	As of the date of the issuance of these financial statements, there are no funds because the trusts are in liquidation process.

(4)	The Bank estimated the value of the managed assets based on the amount pending amortization of the loans granted as of March 31, 2008.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(5)	Related to the equity value of the shares transferred by the trustor to the trust.

15.4.	Trusts in which the Bank acts as trustee (administration).

In these trusts the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreement granting road exploitation, management, keeping and maintenance.

Below is a breakdown of the trusts that are effective to date.

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría. de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy	05/11/2000	6,675	(1)
Fideicomiso Hospital el Milagro	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	Banco Macro S.A.	La UTE Nuevo Hospital El Milagro	03/01/2001	473	(1)
Fideicomiso Obra Pública DEC 106-01 Munic.	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Ingeniero Alonso Crespo S.A.	04/23/2001	65	(1)
Fideicomiso de Administración Decreto 149/2002	Province of Misiones	Banco Macro S.A.	AESA Misiones S.A.	02/26/2002	1,767	(1)
Hospital Privado Centro Médico de Córdoba S.A. FIDE	Hospital Privado Centro Médico de Córdoba S.A.	Banco Macro S.A.	Internacional Finance Corporation	08/29/2002	3,174	(1)
Fideicomiso Decreto 331 Servicios Hidrocarburíferos	Province of Salta	Banco Macro S.A.	Montamat y Asoc. S.R.L - Banco Macro S.A. UTE	12/19/2002	4,336	(1)
Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	7,866	(1)
Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	98,161	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Municipalidad de Salta Acta Acuerdo 30.12.2004	Municipality of the City of Salta	Banco Macro S.A.	Province of Salta and/or the party appointed thereby	04/29/2005	897	(1)
Fideicomiso de Garantía Cooperativa de Cerro Azul- IPRODHA	Cooperativa de Agua Potable y Otros Servicios	Banco Macro S.A.	Instituto Provincial de Desarrollo Habitacional (I.PRO.D.HA)	06/07/2005	6	(1)
Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (SAETA)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	11,442	(1)
Fideicomiso Proyecto Barrio Autódromo	Municipality of the City of Salta	Banco Macro S.A.	Parties hired for the natural gas installation	12/22/2005	13	(1)
Fideicomiso Provincia de Salta - Adquisición vehículos Antis S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Antis S.A. and Banco Patagonia S.A.	10/05/2006	341	(1)
Fideicomiso de Administración Decreto 2268/2006	Province of Misiones	Banco Macro S.A.	Concesionaria Enriquez Albano UTE	11/30/2006	2,475	(1)
Fideicomiso Gasoducto de Anta	Province of Salta	Banco Macro S.A.	Sociedad Conta Walter Mario S.R.L. and Barclays Bank PLC	12/19/2006	0	(2)
Fideicomiso de Administración Dec. 171/2007	Province of Misiones	Banco Macro S.A.	Don Casimiro Zbikoski SA, Tipoka SA, Bencivenga SRL y Ntra. Sra. del Rosario SRL	03/20/2007	1,032	(1)
Fideicomiso Provincia de Salta - Elaboración y Ejecución Nuevo Acueducto Campo Santo General Güemes	Province of Salta	Banco Macro S.A.	SEMACO S.A.	07/06/2007	85	(1)
Fideicomiso Municipalidad de Salta- Organización Magna S.A.	Municipalidad de la Ciudad de Salta	Banco Macro S.A.	Organización Magna S.A.	11/27/2007	132	(1)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the three-month period ended March 31, 2008, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

(3)	The Bank estimated the value of the managed assets based on the amount pending amortization of the loans granted as of March 31, 2008.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for March 2008 are listed below, indicating the accounts balances.

Item	Balance as of 03/31/2008

Cash

Cash on hand	447,051

Amounts in Central Bank accounts	1,178,939

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	145,660

Total	1,771,650

18.	CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE AGENCY - FEDERAL TAX BUREAU)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of March 31, 2008, the outstanding amount of 5,044 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2008). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

Also, the current administration outlined a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

The accompanying financial statements should be read considering the circumstances previously mentioned.
Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in Note 3.3.l.2., under Central Bank Communiqués “A” 3,916 and “A” 4,686, the Bank continued capitalizing in “Intangible assets” as of March 31, 2008 and December 31, 2007, the amounts of 67,909 and 76,011 at stand-alone level, respectively, and a total of 105,866 and 116,464 in the consolidated financial statements, respectively, net of related amortizations amounting to 72,439 and 66,979 at stand-alone level, respectively, and amounting to 218,140 and 209,162, at consolidated level, respectively, with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. As of March 31, 2008 and December 31, 2007, the Bank booked the additional payables related to such regulations under the “Provisions” account in the amount of 47,502 and 52,829 at the stand-alone level, respectively, and a total of 78,640 and 84,160 of the consolidated financial statements, respectively.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
As established by Central Bank rules, 20% of net income for the year, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the general regular shareholders' meeting, held on April 29, 2008, decided to apply 99,040 out of unappropriated earnings to increase such legal reserve.

b)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

On April 11, 2008, the SEFyC (Financial and Foreign-Exchange Institutions Superintendency) notified the Bank that it had authorized the distribution of cash dividends amounting to 170,995.

Subsequently, on April 29, 2008, the general regular shareholders’ meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 170,995.

c)
Furthermore, as set forth in Central Bank Communiqués mentioned in point (b) above, in order to determine the distributable amounts, it shoud be deducted from unappropriated retained earnings the amounts booked as of December 31, 2007 for (i) the assets booked for minimum presumed income tax, which totaled 23,287 (see note 4) and (ii) the positive difference between the book value and market value of the federal guaranteed loans and government securities in portfolio amounting to 12,059.

d)
In addition, as mentioned in note 3.3.I.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the dedollarization of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated earnings” as of year-end. As of March 31, 2008, and December 31, 2007, such amount was 67,909 and 76,011, respectively (net of amortizations).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

e)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

f)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date net of the income tax paid for the fiscal years which income is being distributed and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

g)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

h)
As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10(c)1, and as established by Central Bank Communiqué "A" 4,576, the general regular shareholders’ meeting held on April 29, 2008, decided to apply 46,083 out of unappropriated earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2008.

21.	FINANCIAL STATEMENTS PUBLICATION
Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007	03/31/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
– Local
Federal government bonds in pesos - Maturity: 2008	1,160	1,160	4	1,249		1,249
Federal government bonds in US dollars at LIBOR - Maturity: 2012	92,821	92,821	140,068	3,983	72,756	76,739
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,094	3,094	4,397	768	43,620	44,388
Federal government bonds in pesos - Maturity: 2014	12,163	12,163	10,426	1,423		1,423
Consolidation bonds in pesos - Fourth series	2,123	2,123	3,351	(8,255)		(8,255)
Consolidation bonds in pesos - Second series	5,862	5,862	3,537	4,662		4,662
Consolidation bonds in pesos - Sixth series	4,623	4,623	2,036	4,719		4,719
Consolidation bonds of social security payables in pesos - Third series at 2%	1,311	1,311	646	1,646		1,646
Discount bonds denominated in pesos - Maturity: 2033	128,399	128,399	8,611	136,056		136,056
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,915	1,915	368	1,917		1,917
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	206	206	214	206		206
GDP - related securities in US dollars - Maturity: 2035 (governed by Argentine legislation)	230	230	28	230		230
Federal government bonds at 7% - Maturity: 2017	271	271		2,761		2,761
Secured bonds under Presidential Decree No. 1,579/02	38,104	38,104	35,576	32,217		32,217
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán - Consadep - First series	1,334	1,334	1,627	1,334		1,334
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Consolidation bonds of social security payables in pesos - Fourth Series	11,762	11,762	14,890	8,023		8,023
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	469	469		469		469
Other	148	148	3,351	218		218
Subtotal holdings for trading or financial intermediation		305,995	236,663	193,626	116,376	310,002

Unlisted government securities
– Local
Book - entry securities for social security payables of the Province of Salta - In Pesos		2	2	2		2
Consolidation book of the Province of Salta - In US dollars		10	14	10		10
Subtotal unlisted government securities		12	16	12		12

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)
	03/31/2008		12/31/2007	03/31/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position
INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 10-15-08	944,068	944,068
Central Bank of Argentina internal bills in pesos- Maturity:09-23-09	31,448	31,448
Central Bank of Argentina bills in pesos – Maturity: 01-09-08			19,929
Central Bank of Argentina bills in pesos – Maturity:11-12-08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01-21-09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions		975,516	30,299

Central Bank of Argentina internal bills - Unlisted - Own portfolio
Central Bank of Argentina internal bills in pesos – Maturity: 04-09-08		299,302		299,302		299,302
Central Bank of Argentina internal bills in pesos – Maturity: 06-11-08		244,878		244,878		244,878
Central Bank of Argentina internal bills in pesos – Maturity: 07-23-08		174,178		174,178		174,178
Central Bank of Argentina internal bills in pesos – Maturity: 07-10-08		97,130		97,130		97,130
Central Bank of Argentina internal bills in pesos – Maturity: 07-30-08		193,131		193,131		193,131
Central Bank of Argentina internal bills in pesos – Maturity: 09-24-08		95,003		95,003		95,003
Central Bank of Argentina internal bills in pesos – Maturity: 10-29-08		141,040		141,040		141,040
Subtotal Central Bank of Argentina internal bills - Unlisted - Own portfolio		1,244,662		1,244,662		1,244,662

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	73,383	73,383	161,335	73,383		73,383
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	110,417	110,417	200,102	180,417		180,417
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	101,955	101,955	118,409	101,955		101,955
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	173,307	173,307	178,411	173,307		173,307
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	49,506	49,506	60,329	49,506		49,506
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	62,524	62,524	57,510	62,524		62,524
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	46,337	46,337	32,841	46,337		46,337
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	139,437	139,437	130,757	139,437		139,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	5,911	5,911	9,587	5,911		5,911
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	37,102	37,102	34,041	37,102		37,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	25,105	25,105	29,290	25,105		25,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	6,120	6,120	6,105	6,120		6,120
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	1,991	1,991	1,973	1,991		1,991
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	41,557	41,557	154	41,557		41,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10	30,270	30,270		30,270		30,270
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			354,320			-
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			192,663			-
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08			254,873			-
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08			33,955
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		904,922	1,856,655	974,922		974,922

Subtotal Instruments issued by the Central Bank of Argentina		3,125,100	1,886,954	2,219,584		2,219,584

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007	03/31/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

Subtotal Instruments issued by the Central Bank of Argentina (Continued)		3,125,100	1,886,954	2,219,584		2,219,584

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			290,664
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10			4,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	132,873	132,873	154,473
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	102,909	102,909	102,234
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	6,969	6,969	32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	102,080	102,080
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/18/11	28,956	28,956
Subtotal Central Bank of Argentina Notes - Under repo transactions		373,787	705,181

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09		221,151		221,151		221,151
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		204,893		204,893		204,893
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		426,044		426,044		426,044
Total instruments issued by the Central Bank of Argentina		3,924,931	2,592,135	2,645,628		2,645,628
Total government securities		4,230,938	2,828,814	2,839,266	116,376	2,955,642

Total government and private securities (2)		4,230,938	2,828,814	2,839,266	116,376	2,955,642

(1) The position without options as of March 31, 2008, results from the following disclosure:

Holdings as of March 31, 2008	4,230,938
Plus: Loans of government securities	4,129
Plus: Spot and forward purchases pending settlement	126,800
Less: Deposits of government securities	107,787
Less: Spot and forward sales pending settlement	1,414,814
2,839,266

(2) As of March 31, 2008, and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27.

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007

COMMERCIAL

In normal situation	3,958,704	4,327,168
With Senior “A” guarantees and counter-guarantees	34,215	53,524
With Senior “B” guarantees and counter-guarantees	399,449	362,467
Without Senior guarantees or counter-guarantees	3,525,040	3,911,177

Subject to special monitoring	7,486	9,024
In observation
With Senior “B” guarantees and counter-guarantees	2,115	2,121
Without Senior guarantees or counter-guarantees	5,371	6,903

Troubled	17,248	4,251
With Senior “B” guarantees and counter-guarantees	8,457	2,160
Without Senior guarantees or counter-guarantees	8,791	2,091

With high risk of insolvency	22,704	19,061
With Senior “B” guarantees and counter-guarantees	3,320	1,981
Without Senior guarantees or counter-guarantees	19,384	17,080

Irrecoverable	10,165	12,819
With Senior “B” guarantees and counter-guarantees	7,110	7,855
Without Senior guarantees or counter-guarantees	3,055	4,964

Irrecoverable according to Central Bank´s rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	4,016,307	4,372,576

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007

CONSUMER

Performing	4,061,240	3,824,132
With Senior “A” guarantees and counter-guarantees	12,299	12,192
With Senior “B” guarantees and counter-guarantees	559,551	557,514
Without Senior guarantees or counter-guarantees	3,489,390	3,254,426

Low risk	112,086	126,000
With Senior “A” guarantees and counter-guarantees	133	261
With Senior “B” guarantees and counter-guarantees	14,720	20,223
Without Senior guarantees or counter-guarantees	97,233	105,516

Medium risk	56,458	43,473
With Senior “B” guarantees and counter-guarantees	6,057	7,251
Without Senior guarantees or counter-guarantees	50,401	36,222

High risk	39,097	31,625
With Senior “A” guarantees and counter-guarantees	2
With Senior “B” guarantees and counter-guarantees	2,684	1,963
Without Senior guarantees or counter-guarantees	36,411	29,662

Irrecoverable	15,184	18,412
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	5,319	5,945
Without Senior guarantees or counter-guarantees	9,865	12,340

Irrecoverable according to Central Bank's rules	4,538	4,916
With Senior “A” guarantees and counter-guarantees	32	10
With Senior “B” guarantees and counter-guarantees	792	928
Without Senior guarantees or counter-guarantees	3,714	3,978

Subtotal Consumer	4,288,603	4,048,558
Total	8,304,910	8,421,134

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,501,094	18.07	1,384,740	16.44
50 next largest customers	1,144,681	13.78	1,481,892	17.60
100 next largest customers	645,489	7.77	724,264	8.60
Other customers	5,013,646	60.38	4,830,238	57.36
Total	8,304,910	100.00	8,421,134	100.00

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	9,848	4,025	105	1		88,839	473,185	576,003
Financial sector		164,265	4,158	8,705	7,540	6,009	6,781	197,458

Non-financial private sector and foreign residents	108,289	1,737,629	997,479	899,137	674,335	952,380	2,162,200	7,531,449

Total	118,137	1,905,919	1,001,742	907,843	681,875	1,047,228	2,642,166	8,304,910

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	03/31//2008					12/31/2007	Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina

Nuevo Banco Bisel S.A. (3)	Common	1	1	841,862,603	1,094,738	1,041,228	Financial institution	03/31/08	845,082	1,167,258	53,892
Nuevo Banco Bisel S.A. (1) (3)	Preferred	1	-	66,604,774	68,098	67,932	Financial institution	03/31/08	66,605
Banco del Tucumán S.A.	Common	100	1	395,341	113,141	108,095	Financial institution	03/31/08	43,960	125,808	5,611
Macro Securities S.A. Soc. de Bolsa	Common	1	1	9,405,000	16,658	16,636	Brokerage house	03/31/08	9,500	16,752	(23)
Sud Inversiones & Análisis S.A.	Common	1	1	2,297,263	12,696	11,361	Services	03/31/08	2,344	12,576	1,233
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,784	1,501	Mutual funds management	03/31/08	1,713	9,272	1,472
Macro Valores S.A.						166
Foreign
Macro Bank Limited (ex Sud Bank & Trust)	Common	1	1	9,816,899	116,302	118,320	Banking	03/31/08	9,817	116,302	(2,018)
Red Innova Administradora de Fondos de Inversión S.A.	Common	1,000	1	4,156	339	362	Cash management	03/31/08	591	664	(46)
Subtotal subsidiaries					1,423,756	1,365,601

- Non-subsidiaries
In Argentina
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238	Business services	05/31/07	1	34,234	10,076
C.O.E.L.S.A.	Common	1	1	65,283	95	95	Services	12/31/06	1,000	1,688	125
A.C.H. S.A.	Common	1	1	17,500	52	52	Electronic information services	12/31/06	650	1,714	304
Mercado Abierto Electrónico S.A.	Common	1,200	1	4	47	47	Electronic information services	12/31/06	242	8,072	1,885
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/07	250	1,249	(295)
Argentina Clearing S.A.	Common	30	1	30	31	31	Services	07/31/07	5,658	7,409	915
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/06	3,944	205,481	4,677
Foreign
BLADEX S.A.	Common	10	1	7,303	249	248	Banking	12/31/07	882,217	1,929,203	227,430
BLADEX S.A.	Com "E"	1	1	3,729	184	183	Banking	12/31/07	882,217	1,929,203	227,430
BLADEX S.A.	Preferred	10	1	259	10	10	Banking	12/31/07	882,217	1,929,203	227,430
Subtotal non-subsidiaries					947	945

Total in financial institutions, supplementary and authorized activities					1,424,703	1,366,546

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/06	23,599	54,525	13,386
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/07	9,000	10,051	23
MGR S.A.	Common		5	35,000	150	150	Manufacture of metal cylinders	06/30/02	12	695	(244)
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/07	4,604	7,538	421
El Taura S.A.					185	185	Hotel construction and explotation	12/31/06	420	3,191	(282)
Tunas del Chaco S.A. (2)					150	150	Agriculture	12/31/06	12	951	(212)
Emporio del Chaco S.A. (2)					150	150	Agriculture	12/31/06	12	936	(213)
Prosopis S.A. (2)					150	150	Agriculture	12/31/06	12	758	(255)
Other					428	425
Foreign
SWIFT S.A.	Common	1	1	3	16	16	Services	12/31/06	500,418	962,817	100,051
Total in other companies					4,625	4,622

Total (4)					1,429,328	1,371,168

(1) See Note 7.4.b).
(2) See Note 7.4.a).
(3) See Note 2.6.
(4) As of March 31, 2008 and December 31, 2007, the Bank carried 738 and 697, respectively, as allowance for impairment in value (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Depreciation for the		Net book
	value at			Period		value at end
	beginning of			Years of		of the
Item	fiscal Year	Additions	Retirements	useful life	Amount	period

Bank premises and equipment
Buildings	166,951	439		50	1,420	165,970
Furniture and facilities	19,176	2,145	68	10	1,023	20,230
Machinery and equipment	65,813	8,162		5	5,032	68,943
Vehicles	41,532	69		5	2,656	38,945
Total	293,472	10,815	68		10,131	294,088

Other assets
Works in progress	54,218	5,817				60,035
Works of art	1,189					1,189
Prepayments for the purchase of assets		537				537
Foreclosed assets	23,243		144	50	98	23,001
Leased buildings	3,459			50	12	3,447
Stationery and office supplies	2,620	4,953	2,726			4,847
Other assets	94,100	1,043	14,626	50	186	80,331

Total	178,829	12,350	17,496		296	173,387

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Amortization for the
	value at			Period		Net book
	beginning of			Years of		value at end of
Item	fiscal year	Additions	Retirements	useful life	Amount	the period

Goodwill	71,916			10	2,116	69,800
Organization and development costs (1)	141,294	3,080		5	10,604	133,770

Total	213,210	3,080			12,720	203,570

(1) This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,981,654	17.53	1,665,093	15.87
50 next largest customers	1,769,304	15.66	1,618,693	15.43
100 next largest customers	685,833	6.07	650,037	6.20
Other customers	6,864,987	60.74	6,555,575	62.50

Total	11,301,778	100.00	10,489,398	100.00

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	8,542,006	1,718,794	452,213	561,236	21,281	6,248	11,301,778

Other liabilities from financial intermediation

Central Bank of Argentina	816		37,882		37,312	112,471	188,481
Banks and International Institutions	78	1,358	4,465	3,773	158,265		167,939
Non-subordinated corporate bonds		10,483	6,300			752,665	769,448
Financing received from Argentine Financial Institutions	16,545	6,841	48,183	1,244	2,591	39,075	114,479
Other	351,341		357	688	1,462	72,865	426,713

	368,780	18,682	97,187	5,705	199,630	977,076	1,667,060

Subordinated corporate bonds (1)		27,448	434	420	841	475,215	504,358

Total	8,910,786	1,764,924	549,834	567,361	221,752	1,458,539	13,473,196

(1) It includes, under "Over 3 months and up to 6 months", the amounts due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period
ALLOWANCES
Government and private securities
For impairment in value	27				27
Loans
For loan losses and impairment in value	173,901	16,677	15,912	9,457	165,209
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	29,893	5,169	132		34,930
Assets subject to financial leases
For uncollectibility risk	3,986	869			4,855
Investments in other companies
For impairment in value	697	41			738
Other receivables
For uncollectibility risk	15,215	3	138	9	15,071

Total allowances	223,719	22,759	16,182	9,466	220,830

PROVISIONS
Contingent commitments	1,628	5		61	1,572
For negative goodwill	483				483
For other contingencies	111,807	10,305	5,966	555	115,591
Difference from court deposits dollarization	7,970	31	113		7,888

Total liabilities	121,888	10,341	6,079	616	125,534

(1) See note 3.3.f). and note 3.3.o).

EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
Class	Number	Votes per share	Outstanding	In Stock (1)	Paid in (1)

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	672,743,303	1	671,304	1,439	672,743

Total	683,978,973		682,540	1,439	683,979

(1) See note 9.

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008										12/31/2007
	Total Parent company and	Total per currency
Items	Argentine branches	US dollar	Pound sterling	Swiss franc	Danish krone	Canadian dollar	Yen	Swedish krone	Norwegian krone	Euro	Total
ASSETS
Cash	723,189	701,419	963	72	47	43	372	33	21	20,219	686,445
Government and private securities	99,007	99,007									154,088
Loans	1,205,884	1,205,236								648	1,274,130
Other receivables from financial intermediation	304,889	304,889									240,562
Assets subject to financial leases	51,379	51,379									19,249
Investments in other companies	117,100	117,100									119,139
Other receivables	16,660	16,621								39	14,351
Items pending allocation	3	3									51
Total	2,518,111	2,495,654	963	72	47	43	372	33	21	20,906	2,508,015

LIABILITIES
Deposits	1,501,400	1,501,400									1,488,396
Other liabilities from financial intermediation	814,206	799,480	187	38						14,501	875,339
Other liabilities	750	746								4	1,991
Subordinated corporate bonds	502,243	502,243									488,192
Items pending allocation	6	6									28

Total	2,818,605	2,803,875	187	38						14,505	2,853,946

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	284,429	284,429									241,629
Control	1,249,924	1,245,463	1	2						4,458	1,124,966
Derivatives	29,522	29,522									29,388
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	136,906	118,580								18,326	188,676

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Item	In normal situation	Total	Total
Loans
Overdrafts	9,848	9,848	5,298
Without Senior guarantees or counter-guarantees	9,848	9,848	5,298
Documents			842
Without Senior guarantees or counter-guarantees			842
Credit cards	2,573	2,573	2,221
Without Senior guarantees or counter-guarantees	2,573	2,573	2,221
Other			4,915
Without Senior guarantees or counter-guarantees			4,915

Total loans	12,421	12,421	13,276

Other receivables from financial intermediation	853	853	210

Assets subject to financial leases and other	650	650	697

Contingent Commitments	8,109	8,109	5,123

Investments in other companies	1,424,231	1,424,231	1,366,157

Total	1,446,264	1,446,264	1,385,463

Allowances / Provisions	266	266	267

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term	Residual weighted average term	Weighted average term of settlement of differences	Amount

Options	Intermediation - own account	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	126	55		116,376

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	BCBA (Buenos Aires stock exchange)	1	1		12,874

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,429,881

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	2	1		25,458

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	3	2		245,787

Futures	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	3	3		172,376

Swaps	Intermediation - own account	Other	Other	Over The Counter - Residents in Argentina - Non-financial sector	132	126	3	29,522

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
ASSETS

A. CASH
Cash on hand	627,317	790,869
Due from banks and correspondents
Central Bank of Argentina	1,559,679	2,022,463
Local Other	58,279	4,262
Foreign	216,631	299,647
Other	205	185
	2,462,111	3,117,426

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	705,009	358,399
Unlisted government securities	19,466	20,151
Instruments issued by the Central Bank of Argentina	4,900,614	3,478,246
Investments in listed private securities	90,069	93,956
less: Allowances (Note 7.)	(27)	(27)
	5,715,131	3,950,725

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	745,127	732,481
To the financial sector
Interfinancing - (granted call)	130,000	65,789
Other financing to Argentine Financial Institutions	53,022	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	524	1,417
To the non-financial private sector and foreign residents
Overdrafts	1,259,612	1,504,657
Documents	913,339	1,081,675
Mortgage loans	621,567	619,781
Pledged loans	362,744	347,989
Personal loans	3,521,702	3,207,547
Credit cards	780,608	722,032
Other (Note 11.1.)	1,741,435	1,718,978
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	157,292	153,902
less: Unposted payments	(49)	(69)
less: Unearned discount	(18,390)	(20,836)
less: Allowances (Note 7.)	(223,720)	(220,422)
	10,044,813	10,009,417

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	182,208	191,475
Amounts receivable from spot and forward sales pending settlement	1,072,824	428,581
Securities and foreign currency receivable from spot and forward purchases pending settlement	93,491	149,275
Premiums on options taken	805
Unlisted corporate bonds (Notes 3. and 4.)	44,525	44,257
Receivables from forward transactions without delivery of underlying asset	237
Other receivables not covered by debtors classification standards (Note 11.2.)	659,430	549,677
Other receivables covered by debtors classification standards (Notes 3. and 4.)	61,301	69,969
less: Allowances (Note 7.)	(212,002)	(206,939)
	1,902,819	1,226,295

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	387,532	372,866
less: Allowances (Note 7.)	(5,827)	(4,898)
	381,705	367,968

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	442	439
Other	10,698	10,669
less: Allowances (Note 7.)	(738)	(697)
	10,402	10,411

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	24,302	26,074
Minimum presumed income tax - Tax Credit	45,293	45,293
Other (Note 11.3.)	214,340	209,345
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	391	544
Other accrued interest and adjustments receivable	53	58
less: Allowances (Note 7.)	(26,714)	(27,034)
	257,665	254,280

H. BANK PREMISES AND EQUIPMENT, NET	375,743	373,111

I. OTHER ASSETS	201,774	206,580

J. INTANGIBLE ASSETS
Goodwill	69,800	71,916
Organization and development costs	182,548	191,061
	252,348	262,977

K. ITEMS PENDING ALLOCATION	2,087	2,056

TOTAL ASSETS	21,606,598	19,781,246

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
LIABILITIES

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	2,132,700	1,774,121
From the financial sector	9,712	13,310
From the non-financial private sector and foreign residents
Checking accounts	2,552,946	2,599,682
Savings accounts	2,610,483	2,780,350
Time deposits	6,667,445	5,907,005
Investment accounts	90,767	63,063
Other (Note 11.4.)	422,007	391,176
Accrued interest, adjustments, foreign exchange and quoted price differences payables	66,487	62,442
	14,552,547	13,591,149

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	355,277	347,896
Banks and International Institutions (Note 6.)	167,853	160,939
Non-subordinated Corporate Bonds (Note 6.)	752,665	780,590
Amounts payable for spot and forward purchases pending settlement	97,737	158,765
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,148,783	445,799
Premiums on options sold	805	2
Financing received from Argentine financial Institutions (Note 6.)
Interfinancing - (received call)	129	46,000
Other financing received from Argentine financial Institutions	90,826	90,806
Accrued interest payables		53
Receivables from forward transactions without delivery of underlying asset	6
Other (Notes 6. and 11.5.)	537,803	493,613
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	45,067	47,387
	3,196,951	2,571,850

N. OTHER LIABILITIES
Dividends payable	662	1
Fees	1,016	732
Other (Note 11.6.)	318,209	240,482
	319,887	241,215

O. PROVISIONS (Note 7.)	168,386	164,347

P. SUBORDINATED CORPORATE BONDS (Note 6.)	504,358	490,695

Q. ITEMS PENDING ALLOCATION	1,956	1,644

MINORITY INTERESTS IN SUBSIDIARIES	13,210	12,640

TOTAL LIABILITIES	18,757,295	17,073,540

SHAREHOLDERS' EQUITY	2,849,303	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,606,598	19,781,246

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	11,384,360	10,797,838

Contingent	3,577,173	3,698,827
Guarantees received	3,176,226	3,229,071
Other not covered by debtors classification standards	513	524
Contingent debit-balance contra accounts	400,434	469,232
Control	6,598,623	5,947,864
Receivables classified as irrecoverable	788,280	832,822
Other (Note 11.7.)	5,587,749	4,931,358
Control debit-balance contra accounts	222,594	183,684
Derivatives	606,870	576,845
Notional value of call options taken	9,997
Notional value of put options taken
Notional value of forward transactions without delivery of underlying asset	207,489	331,411
Interest rate swap	36,403	36,238
Derivatives debit-balance contra accounts	352,981	209,196
Trust activity	601,694	574,302
Trust funds	601,694	574,302

CREDIT-BALANCE ACCOUNTS	11,384,360	10,797,838

Contingent	3,577,173	3,698,827
Guarantees provided to the Central Bank of Argentina	166,575	163,122
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	58,663	115,930
Other guarantees provided not covered by debtors classification standards	58,320	58,773
Other covered by debtors classification standards (Notes 3. and 4.)	116,876	131,407
Contingent credit-balance contra accounts	3,176,739	3,229,595
Control	6,598,623	5,947,864
Checks to be credited	222,594	183,684
Control credit-balance contra accounts	6,376,029	5,764,180
Derivatives	606,870	576,845
Notional value of call options sold	9,997	549
Notional value of put options sold	116,389	113,809
Notional value of forward transactions without delivery of underlying asset	226,595	94,838
Derivatives credit-balance contra account	253,889	367,649
Trust activity	601,694	574,302
Trust activity credit-balance contra accounts	601,694	574,302

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	03/31/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	2,483	5,185
Interest on loans to the financial sector	2,587	10,090
Interest on overdrafts	62,179	40,010
Interest on documents	52,579	23,858
Interest on mortgage loans	21,280	14,349
Interest on pledged loans	15,180	12,238
Interest on credit card loans	20,615	11,611
Interest on other loans	198,869	100,363
Interest on other receivables from financial intermediation	6,257	4,176
Income from government and private securities, net (Note 11.8.)	139,570	126,490
Income from guaranteed loans - Presidential Decree No. 1,387/01	9,071	8,885
CER (Benchmark Stabilization Coefficient) adjustment	22,422	24,562
CVS (Salary Variation Coefficient) adjustment	166	359
Difference in quoted prices of gold and foreign currency	12,028	5,987
Other (Note 11.9.)	38,410	29,081
	603,696	417,244

B. FINANCIAL EXPENSE
Interest on checking accounts	3,989	5,301
Interest on savings accounts	3,422	2,086
Interest on time deposits	165,709	89,742
Interest on interfinancing received loans (received call)	978	134
Interest on other financing from Financial Institutions	29	57
Interest on other liabilities from financial intermediation	23,863	9,778
Interest on subordinated bonds	11,839	13,731
Other interest	2,280	2,990
Net income from options	299	504
CER adjustment	11,436	15,440
Contribution to Deposit Guarantee Fund	5,986	4,329
Other (Note 11.10.)	18,961	13,621
	248,791	157,713

GROSS INTERMEDIATION MARGIN - GAIN	354,905	259,531

C. PROVISION FOR LOAN LOSSES	28,705	17,321

D. SERVICE-CHARGE INCOME
Related to lending transactions	14,271	12,931
Related to deposits	133,917	90,069
Other fees	5,299	5,240
Other (Note 11.11.)	43,333	38,517
	196,820	146,757

(1)	See Note 3.1. to the stand-alone financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	03/31/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	15,211	10,602
Other (Note 11.12.)	28,343	21,558
	43,554	32,160

F. ADMINISTRATIVE EXPENSES
Personnel expenses	213,941	137,709
Directors' and statutory auditors' fees	3,849	3,460
Other professional fees	10,241	9,601
Advertising and publicity	10,188	9,531
Taxes	2,708	2,314
Depreciation of equipment	12,875	9,839
Amortization of organization costs	5,974	3,788
Other operating expenses (Note 11.13.)	39,058	35,459
Other	2,985	5,093
	301,819	216,794

NET INCOME FROM FINANCIAL INTERMEDIATION	177,647	140,013

G. OTHER INCOME
Income from long-term investments		972
Penalty interest	2,619	1,376
Recovered loans and allowances reversed	29,768	27,355
CER adjustments	29	128
Other (Note 11.14.)	21,050	4,625
	53,466	34,456

H. OTHER EXPENSE
Expense from long-term investments	338
Penalty interest and charges payable to the Central Bank ok Argentina	9	18
Charges for other receivables uncollectibility and other allowances	11,365	4,750
Amortization of differences from deposits dollarization	8,978	5,708
Depreciation and loss of other assets	375	2,974
Goodwill amortization	2,115	2,313
Other (Note 11.15.)	17,462	20,533
	40,642	36,296

MINORITY INTEREST IN SUBSIDIARIES	(570)	(858)

NET INCOME BEFORE INCOME TAX	189,901	137,315

I. INCOME TAX (Note 10.)	38,336	14,130

NET INCOME FOR THE PERIOD	151,565	123,185

(1) See Note 3.1. to the stand-alone financial statements.

Note: The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents
Cash at beginning of fiscal year	3,117,426
Cash at end of the period	2,462,111

Net decrease in cash	(655,315)

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	(844,848)
- Loans
- to the financial sector	(21,760)
- to the nonfinancial government sector	7,236
- to the nonfinancial private sector and foreign residents	387,187
- Other receivables from financial intermediation	(778,597)
- Assets under financial lease	1,665
- Deposits
- to the financial sector	(3,598)
- to the nonfinancial government sector	343,259
- to the nonfinancial private sector and foreign residents	450,296
- Other liabilities from financial intermediation
´- Financing facilities from the financial sector (recieved calls)	3,327
´- Others (except liabilities included under financing activities)	3,223
Collections related to service-charge income	196,944
Payments related to service-charge expenses	(44,004)
Administrative expenses paid	(236,811)
Payment of organization and development expenses	(7,934)
Net collections from penalty interest	2,619
Differences from payments related to court orders	(3,625)
Collections of dividends from other companies	133
Other collections related to other income and losses	11,862
Net payments from other operating activities	(987)
Payment of income tax / minimum presumed income tax	(12,053)

Net cash flows used in operating activities	(546,466)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

Investing activities
Net payments for bank premises and equipment	(14,997)
Net collections for other assets	5,392
Other payments for investing activities	(1,436)

Net cash flows used in investing activities	(11,041)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (1)	(50,292)
- BCRA (Central Bank of Argentina):
Other	(1,604)
- Banks and International Institutions	6,904
- Subordinated corporate bonds	(432)
- Financing received from financial institutions in Argentina	(46,962)
Other collections from financing activities
- Own shares acquired (2)	(9,968)
- Other	(293)
Net cash flows used in financing activities	(102,647)

Financial income and holding gains on cash and cash equivalents	4,839

Net decrease in cash	(655,315)

(1) See Notes 10.c.2.) and 10.c.3.) to the stand-alone financial statements.
(2) See Note 9 to the stand-alone financial statements.

Note: Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007

COMMERCIAL

In normal situation	4,828,542	5,230,237
With Senior “A” guarantees and counter-guarantees	51,341	108,301
With Senior “B” guarantees and counter-guarantees	532,180	489,107
Without Senior guarantees or counter-guarantees	4,245,021	4,632,829

Subject to special monitoring	11,873	14,835
In observation
With Senior “B” guarantees and counter-guarantees	4,497	4,492
Without Senior guarantees or counter-guarantees	7,376	9,106
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees		220
Without Senior guarantees or counter-guarantees		1,017

Troubled	18,795	5,905
With Senior “B” guarantees and counter-guarantees	9,826	3,592
Without Senior guarantees or counter-guarantees	8,969	2,313

With high risk of insolvency	28,182	25,637
With Senior “B” guarantees and counter-guarantees	4,134	2,795
Without Senior guarantees or counter-guarantees	24,048	22,842

Irrecoverable	20,639	14,410
With Senior “B” guarantees and counter-guarantees	7,110	7,855
Without Senior guarantees or counter-guarantees	13,529	6,555

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	4,908,031	5,291,277

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008	12/31/2007

CONSUMER

Performing	5,769,554	5,439,011
With Senior “A” guarantees and counter-guarantees	15,311	17,458
With Senior “B” guarantees and counter-guarantees	837,065	837,088
Without Senior guarantees or counter-guarantees	4,917,178	4,584,465

Low risk	134,125	138,772
With Senior “A” guarantees and counter-guarantees	133	261
With Senior “B” guarantees and counter-guarantees	16,880	21,763
Without Senior guarantees or counter-guarantees	117,112	116,748

Medium risk	67,471	49,231
With Senior “B” guarantees and counter-guarantees	6,477	7,705
Without Senior guarantees or counter-guarantees	60,994	41,526

High risk	52,900	39,574
With Senior “A” guarantees and counter-guarantees	2
With Senior “B” guarantees and counter-guarantees	3,779	2,528
Without Senior guarantees or counter-guarantees	49,119	37,046

Irrecoverable	23,026	25,713
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	6,095	6,695
Without Senior guarantees or counter-guarantees	16,931	18,891

Irrecoverable according to Central Bank's rules	7,016	7,308
With Senior “A” guarantees and counter-guarantees	32	10
With Senior “B” guarantees and counter-guarantees	922	1,068
Without Senior guarantees or counter-guarantees	6,062	6,230

Subtotal Consumer	6,054,092	5,699,609
Total	10,962,123	10,990,886

Note: The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided for, respectively, in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets as of March 31, 2008 and December 31, 2007, the statements of income for the three-month periods ended March 31, 2008 and 2007 and the statement of cash flows for the three-month period ended March 31, 2008, with those of its subsidiaries detailed in point 1.2, for the three-month periods and fiscal year, then ended.

In addition, the Bank consolidated its balance sheets as of December 31, 2007, and the statements of income for the three-month period ended March 31, 2007, with Macro Valores S.A. On March 19, 2008, Banco Macro S.A. sold its 99.947% stockholding in such Company.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of the date of these financial statements):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Nuevo Banco Bisel S.A. (a)	Common	841,682,603	99.627%	99.598%	99.996%	99.996%
	Preferred	66,604,774

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (ex Sud Bank & Trust Company Limited) (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c)	Common	9,405,000	99.000%	99.000%	99.980%	99.980%

Sud Inversiones & Análisis S.A. (c) and (d)	Common	2,297,263	98.000%	98.000%	98.000%	98.000%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	98.382%	98.382%

Red Innova Administradora de Fondos de Inversión S.A. (a)	Common	4,156	51.000%	51.000%	51.000%	51.000%

(a) See also notes 2.5., 2.6. and 2.7. to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(b)	It is consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 206).

(c)
On December 18, 2007, the Bank made irrevocable contributions of 1,985 in both Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A., which were accepted by the Board of Directors of the abovementioned companies. The irrevocable nature of such contributions shall last 180 days, as from the date on which such contributions are accepted. During the abovementioned term, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A. should hold a shareholders’ meeting to decide whether the irrevocable contributions shall be capitalized or reimbursed.

(d)	Consolidates with Macro Fondos S.G.F.C.I. S.A. (Percentage of capital stock and votes 80.90%).

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in Argentina and the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the three-month periods ended March 31, 2008 and the fiscal year ended December 31, 2007.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2008 and 2007, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of period and retained earnings at period-end ) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of March 31, 2008, considering the translation process mentioned above are as follows:

- Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.):

	In thousands of USD	In thousands of Ps.

Assets	135,467	428,795

Liabilities	98,725	312,493

Shareholders’ equity	36,742	116,302

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

- Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands of UYU	In thousands of Ps.

Assets	4,542	718

Liabilities	340	54

Shareholders’ equity	4,202	664

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of March 31, 2008:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)

Assets	18,243,104	3,836,122	1,215,707	428,795	86,394	2,203,524	21,606,598

Liabilities	15,393,801	2,668,864	1,089,899	312,493	56,009	763,771	18,757,295

Shareholders’ equity	2,849,303	1,167,258	125,808	116,302	30,385	1,439,753	2,849,303

Income (loss)	151,565	53,892	5,611	(2,018)	1,339	58,824	151,565

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), and Red Innova Administradora de Fondos de Inversión S.A.

1.5.
Below is the consolidated statement of cash flows related to the three-month period year ended March 31, 2007, considering the provisions set forth in note 3.1 to the stand-alone financial statements and pursuant to the regulations set forth by the Central Bank as of such date:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

03/31/2007

Changes in cash

Cash and due from banks at beginning of year	2,626,908
Decrease in cash	(702,767)

Cash and due from banks at end of the period	1,924,141

Causes of changes in cash

Cash provided by recurring operations
Financial income collected	354,669
Service-charge income collected	145,261
Financial expense paid	(126,385)
Service-charge expense paid	(26,828)
Administrative expenses paid	(213,661)

Subtotal	133,056

Other sources of cash
Net increase in deposits	907,412
Net increase in other liabilities from financial intermediation (1)	955,700
Net increase in other liabilities	362,172
Capital increase	48,151
Other sources of cash	36,189

Subtotal	2,309,624

Total sources of cash	2,442,680

Uses of cash
Net increase in government and private securities	1,223,618
Net increase in loans	776,633
Net increase in other receivable from financial intermediation	977,324
Net increase in other assets	139,145
Other uses of cash	28,727

Total uses of cash	3,145,447

Increase in cash	(702,767)

(1)	Including the effect resulting from the issuance of Non-subordinated Corporate Bonds mentioned in note 10.c.2) to the stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of March 31, 2008 and December 31, 2007, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones for an amount of 20,785 and 22,168, respectively.

b)	Other receivables

As of March 31, 2008 and December 31, 2007, this includes funds related to credit card transactions in the amount of 538 and 567, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of March 31, 2008 and December 31, 2007, Nuevo Banco Bisel S.A. continues to keep as security BODEN 2007, Book-entry mortgage bills and Guaranteed loans for 173,320 and 170,271, respectively, assigned to the Central Bank of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 166,575 and 163,122 as of such dates.

a.2)
As of March 31, 2008 and December 31, 2007, Central Bank listed notes (NOBAC) for a book value of 12,296 and 26,146, were delivered to the Central Bank of Argenitna to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 8,841 and 9,131 respectively.

b)	Other receivables from financial intermediation

As of March 31, 2008 and December 31, 2007, it continued to keep as security 12,117 related to the amounts of the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones.

c)	Other receivables

c.1)
As of March 31, 2008 and December 31, 2007, this includes funds related to credit card transactions in the amount of 3,542 and 5,704, respectively. In addition, as of both dates, it included 200 that was withheld by the purchaser for the sale of Bisel Servicios S.A.

c.2)	As of March 31, 2008 and December 31, 2007, it includes other lesser guarantees of 64 and 92 , respectively.

c.3)
As of March 31, 2008 and December 31, 2007, it includes receivables from foreign correspondents for 7,746 and 7,711, respectively, acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Other receivables from financial intermediation

As of March 31, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 1,047 and 1,071, respectively, resulting from a 1,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

b)	Interests in other companies

b.1)
As of March 31, 2008 and December 31, 2007, the two shares in Mercado de Valores de Buenos Aires S.A. in the amount of 1,452 are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b.2)
As of March 31, 2008 and December 31, 2007, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,138, and 2,117, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of March 31, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,187 and 4,285, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of March 31, 2008 and December 31, 2007:

	03/31/2008		12/31/2007
Item	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,759,137	16.05	1,627,448	14.81

50 next largest customers	1,255,071	11.45	1,599,090	14.55

100 next largest customers	714,200	6.52	864,242	7.86

Other customers	7,233,715	65.98	6,900,106	62.78

Total	10,962,123	100.00	10,990,886	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of March 31, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

To the non-financial government sector	24,762	734,464	759,226

To the financial sector	182,449	12,790	195,239

To the non-financial private sector and foreign residents	5,843,882	4,163,776	10,007,658

Total	6,051,093	4,911,030	10,962,123

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of March 31, 2008 and December 31, 2007:

	03/31/2008		12/31/2007
Item	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,138,406	14.69	1,666,349	12.26

50 next largest customers	2,011,086	13.82	1,827,564	13.45

100 next largest customers	872,990	6.00	875,095	6.44

Other customers	9,530,065	65.49	9,222,141	67.85

Total	14,552,547	100.00	13,591,149	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of March 31, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	14,523,872	28,675	14,552,547

Other liabilities from financial intermediation

Central Bank of Argentina	72,655	282,622	355,277

Banks and International Institutions	12,249	158,265	170,514

Nonsubordinated corporate bonds	16,783	752,665	769,448

Financing received from financial institutions in Argentina	73,107	41,666	114,773

Other	457,988	81,620	539,608

	632,782	1,316,838	1,949,620

Subordinated corporate bonds	28,302	476,056	504,358

Total	15,184,956	1,821,569	17,006,525

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2008:

	Balances at beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27				27

For loans (a)	220,422	36,341	17,844	15,199	223,720

For other receivables from financial intermediation	206,939	5,240	177		212,002

For assets subject to financial lease	4,898	984		55	5,827

For investments in other companies	697	41			738

For other receivables	27,034	133	350	103	26,714

Total	460,017	42,739	18,371	15,357	469,028

Provisions

For contingent commitments	1,660	6		93	1,573

For negative goodwill	483				483

For other contingencies (b)	141,058	11,169	6,433	591	145,203

Difference from court deposits dollarization	21,146	94	113		21,127

Total	164,347	11,269	6,546	684	168,386

(a)
Increases include 9,375 related to customers classified as irrecoverable in memorandum accounts that were reclassified to assets in “Irrecoverable situation”, as refinancing agreements were entered into.

(b)	As of March 31, 2008 and December 31, 2007, it includes 78,640 and 84,160, respectively, for the items explained in note 19. to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of March 31, 2008 and December 31, 2007:

	03/31/2008							12/31/2007
		Total per currency
			Pound
Items	Total	US dollar	Sterling	Swiss franc	Yen	Euro	Other	Total

Assets

Cash	1,010,530	984,321	1,689	72	372	23,931	145	1,001,459

Government and private securities	277,784	277,784						288,364

Loans	1,493,193	1,492,545				648		1,598,906

Other receivables from financial intermediation	163,207	163,207						236,249

Assets under financial lease	52,477	52,477						20,343

Interests in other companies	1,345	1,345						1,337

Other receivables	24,434	23,698				39	697	22,641

Items pending allocation	3	3						52

Total	3,022,973	2,995,380	1,689	72	372	24,618	842	3,169,351

Liabilities

Deposits	2,121,605	2.121,505				100		2,119,235

Other liabilities from financial intermediation	880,607	865,022	231	38		15,316		984,008

Miscellaneous liabilities	4,687	4,629				4	54	7,289

Subordinated corporate bonds	502,243	502,243						488,192

Items pending allocation	6	6						28

Total	3,509,148	3,493,405	231	38		15,420	54	3,598,752

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	03/31/2008							12/31/2007
		Total per currency
			Pound
Items	Total	US dollar	Sterling	Swiss franc	Yen	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	357,384	357,384						325,699

Control	1,634,830	1,630,361	1	2		4,466		1,680,183

Derivatives	46,400	36,403				9,997		76,697

Credit-balance accounts
(except contra debit-balance accounts)

Contingent	146,515	128,189				18,326		201,226

Derivatives	9,997					9,997		549

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of March 31, 2008 and December 31, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	03/31/2008	12/31/2007

Futures / Government securities	1,049,838	291,685

Futures / Foreign currency	434,084	426,249

Options / BODEN coupons	116,389	113,809

Forward / Government securities	3,140	3,328

Options / Other	36,403	36,238

Options / Stock index		549

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

In addition, positions of transactions effective as of March 31, 2008 and December 31, 2007, are as follows:

Transaction	03/31/2008	12/31/2007

Net liability position of repurchase agreements	(1,029,801)	(261,400)

Net asset / (liability) position of forward foreign-currency transactions offset	(32)	236,573

Net liability position of forward government securities transactions offset	(3,140)	(3,328)

Position of put options sold on BODEN 2007, 2012 and 2013 coupons	116,389	113,809

Interest rate swap	36,403	36,238

Position of foreign currency call options purchased	9,997

Position of stock index call options sold		549

Position of foreign currency call options sold	(9,997)

Position of forward foreign-currency options	(153)

See also note 11 to the Bank’s stand-alone financial statements.

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of each subsidiary.

As of March 31, 2008 and 2007, Banco del Tucumán S.A. estimated income tax for 4,500 and 3,000, respectively. In addition, such bank capitalized an amount of 3,601 for minimum presumed income tax –the estimated term of use of which is 2007 and 2008- and income tax prepayments for 2007, amounting to 948.

As of March 31, 2008 and 2007, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 25,664 for minimum presumed income tax –the estimated term of use of which is 2008-, which includes prepayments for 7,367 booked in “Other receivables - Other”.

During the year ended December 31, 2007, Nuevo Banco Bisel S.A. reversed the allowances booked for all minimum presumed income tax credits, based on the compliance with the requirements established by Central Bank Communiqués “A” 4295 and “A” 4111, as amended, and the estimates related to the future progress of the Bank’s business, which show a high degree of likelihood that taxable income will allow absorbing such credits.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

11.1)	Loans - Other

	03/31/2008	12/31/2007

Other loans	869,659	864,750
Export financing and prefinancing	864,923	848,982
Government securities	4,348	4,448
Documentary credits	2,505	798
	1,741,435	1,718,978

11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	524,818	471,942
Debt securities in financial trusts	133,874	77,030
Unaccrued premiums on repurchase agreements		4
Other	738	701
	659,430	549,677

11.3)	Other receivables - Other

Sundry receivables	86,601	89,901
Tax prepayments	56,753	51,674
Advance payments	41,256	33,434
Security deposits	20,490	25,190
Other	9,240	9,146
	214,340	209,345

11.4)	Deposits - Other

Balances of accounts without movements	284,348	231,326
Unemployment fund for workers of the construction industry	52,621	50,307
Attachments	16,106	15,616
Security deposits	5,321	5,289
Special deposits related to inflows of foreign funds	4,709	19,851
Orders payable	730	5,971
Other	58,172	62,816
	422,007	391,176

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.5)	Other liabilities from financial intermediation - Other

	03/31/2008	12/31/2007

Purchase financing payables	81,285	56,237
Collections and other transactions on account and behalf of others	73,339	102,163
SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A.	68,890	68,890
Other payment orders pending settlement	68,645	64,650
Miscellaneous not subject to minimum cash requirements	67,825	55,910
Other withholdings and additional withholdings	67,710	63,879
Retirement pension payment orders pending settlement	33,901	19,149
Miscellaneous subject to minimum cash requirements	15,611	18,594
Miscellaneous	60,597	44,141
	537,803	493,613

11.6)	Other liabilities - Other

Taxes payable	155,470	123,300
Miscellaneous payables	83,014	86,045
Salaries and payroll taxes payable	64,200	16,052
Prepayment for the sale of assets	7,103	5,771
Withholdings on salaries to be paid over	6,444	7,315
Other	1,978	1,999
	318,209	240,482

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	4,428,266	3,814,881
Managed portfolios	426,759	424,957
Checks not yet collected	336,498	371,082
Checks and securities to be debited	292,058	218,275
Checks and securities to be collected	104,168	102,163
	5,587,749	4,931,358

11.8)	Financial income – Net income from government and private securities

	03/31/2008	03/31/2007

Income from government securities	126,350	109,387
Income from certificates of participation in financial trusts	8,005	16,566
Other	5,215	537
	139,570	126,490

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.9)	Financial income – Other

	03/31/2008	03/31/2007

Income from assets subject to financial lease	16,998	12,131
Interest on loans for export prefinancing and financing	13,654	8,925
Premiums on reverse repurchase agreements with the financial sector	5,520	4,856
Other	2,238	3,169
	38,410	29,081

11.10)	Financial expense – Other

Turnover tax	17,911	11,287
Premiums on repurchase agreements with the financial sector	556	145
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	2	58
Other	492	2,131
	18,961	13,621

11.11)	Service-charge income - Other

Debit and credit card income	26,199	18,281
Rental of safe deposit boxes	3,775	3,117
Service commissions-UTE (see note 2.4 to the stand-alone financial statements)	2,822	3,326
Other	10,537	13,793
	43,333	38,517

11.12)	Service-charge expense - Other

Debit and credit card expense	13,504	8,158
Turnover tax	6,976	6,310
Commissions on loan placements	2,708	2,122
Other	5,155	4,968
	28,343	21,558

11.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	10,082	8,748
Security services	9,652	8,293
Electric power and communications	8,764	8,823
Leases	4,932	4,590
Stationery and office supplies	4,149	3,392
Insurance	1,479	1,613
	39,058	35,459

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.14)	Other income – Other

	03/31/2008	03/31/2007

Gain on transactions or sale of bank premises and equipment, and other assets	4,177	655
Other adjustments and interest on other receivables	668	861
Certifications	370	89
Credit cards	290	393
Leases	108	132
Other	15,437	2,495
	21,050	4,625

11.15)	Other expense – Other

Tax on bank account transactions	7,798	6,068
Non-computable VAT credit	4,365	3,682
Turnover tax	1,011	264
Donations	876	273
Corporate bonds issuance expenses		5,189
Other	3,412	5,057
	17,462	20,533

12.	PORTFOLIO MANAGEMENT

In addition to the comments included in note 12 to the Bank’s stand-alone financial statements, as of March 31, 2008 and December 31, 2007, Banco del Tucumán S.A., manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,414 and 13,427, respectively.

13.	TRUST AGREEMENTS

For an improved overview of the main trust transactions, we propose the following classification according to the business purpose (from the Bank's point of view).

13.1.	Financial trusts for investment purposes:

The Bank and its subsidiaries have booked the following amounts (net of allowances and accruals) in their financial statements in relation to certificates of participation and financial trust debt securities holdings:

Financial trust	03/31/2008	12/31/2007

Certificates of participation:

Investments of Banco Macro S.A. (a)	269,049	220,462

TST & AF (b)	33,763	33,611

Other	13,569	14,072
Subtotal certificates of participation	316,381	268,145

Debt securities:

Investments of Banco Macro S.A. (a)	133,874	77,030

Subtotal debt securities	133,874	77,030
Total	450,255	345,175

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(a)	See note 15. 1. to the Bank´s stand-alone financial statements.

(b)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL, in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to cancel the debt securities issued.

As per the latest accounting information available to date, corpus assets amounted to about 226,477.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

13.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	16,698	(1)
Fideicomiso Puerto Madero Siete	Investors (natural persons related to the Bank)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	134,708	(1)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	11,714	(1)
Fideicomiso de Garantía SINERGIA	Natural persons related to the Entity.	S.I.A.S.A.	Natural persons	07/23/2007	12,600	(2)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization of the loans granted as of March 31, 2008.

In addition, the Company carried out transactions in order to securitize and secure loans granted by the Bank as described in notes 15.2. and 15.3., respectively, to the Bank’s stand-alone financial statements.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local

Federal government bonds in pesos – Maturity: 2008	1,160	1,160	3,414
Federal government bonds in US dollars at LIBOR - Maturity: 2012	94,135	94,135	140,870
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,103	3,103	4,399
Federal government bonds in pesos – Maturity: 2014	12,163	12,163	10,426
Consolidation bonds in pesos – Fourth series	2,123	2,123	4,663
Consolidation bonds in pesos – Second series	5,862	5,862	3,537
Consolidation bonds in pesos – Sixth series	4,623	4,623	2,036
Consolidation bonds of social security payables in pesos – Third series at 2%	139,347	139,347	55,212
Discount bonds denominated in pesos - Maturity: 2033	290,343	290,343	18,746
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,915	1,915	368
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	206	206	214
Argentine Government bonds at 7% - Maturity: 2017	94,188	94,188	45,954
Secured bonds under Presidential Decree No. 1,579/02	38,109	38,109	38,299
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – First series	2,641	2,641	2,828
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Consolidation bonds of social security payables in pesos – Fourth Series	11,882	11,882	15,458
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	2,831	2,831
Other	378	378	4,442
Subtotal holdings for trading or financial intermediation		705,009	358,399

Unlisted government securities
- Local
Book-entry securities for social security payables of the Province of Salta - In Pesos		2	2
Book-entry Province of Salta Consolidation Bonds in dollars		10	14
Federal government bonds in US dollars at LIBOR - Maturity: 2013		12,705	11,987
Province of Tucumán bonds - Second series in dollars at 9,45%		6,721	8,112
Other		28	36
Subtotal unlisted government securities		19,466	20,151

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 10/15/08	971,364	971,364
Central Bank of Argentina internal bills in pesos – Maturity:09-23-09	37,064	37,064
Central Bank of Argentina bills in pesos – Maturity: 01/09/08			19,929
Central Bank of Argentina bills in pesos – Maturity: 11/12/08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01/21/09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions		1,008,428	30,299

Central Bank of Argentina internal bills - Unlisted - Own portfolio
Central Bank of Argentina internal bills in pesos – Maturity: 04-09-08		299,302
Central Bank of Argentina internal bills in pesos – Maturity: 06-11-08		244,878
Central Bank of Argentina internal bills in pesos – Maturity: 07-23-08		174,178
Central Bank of Argentina internal bills in pesos – Maturity: 07-10-08		97,130
Central Bank of Argentina internal bills in pesos – Maturity: 07-30-08		193,131
Central Bank of Argentina internal bills in pesos – Maturity: 09-24-08		95,003
Central Bank of Argentina internal bills in pesos – Maturity: 10-29-08		141,040
Subtotal Central Bank of Argentina internal bills - Unlisted - Own portfolio		1,244,662

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	129,880	129,880	218,412
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	185,510	185,510	200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	101,955	101,955	118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	309,246	309,246	314,470
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	341,699	341,699	350,993
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	62,524	62,524	57,510
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	200,070	200,070	185,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	305,024	305,024	295,678
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	105,085	105,085	139,492
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	158,098	158,098	180,836
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	164,464	164,464	237,350
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	10,166	10,166	30,168
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	6,120	6,120	6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	1,991	1,991	1,973
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10	30,270	30,270
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	41,557	41,557	154
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			384,905
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			192,663
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08			254,873
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08			99,539
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		2,153,659	3,268,654

Subotal instruments issued by the Central Bank of Argentina		4,406,749	3,298,953

EXHIBIT I
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued.)		4,406,749	3,298,953

Central Bank of Argentina Notes - Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	6,969	6,969	32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/18/11	28,956	28,956
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08			21,483
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10			4,022
Subtotal Central Bank of Argentina Notes - Under repo transactions		35,925	179,293

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-07-09		253,047
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10		204,893
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		457,940
Total instruments issued by the Central Bank of Argentina		4,900,614	3,478,246
Total government securities		5,625,089	3,856,796

INVESTMENTS IN LISTED PRIVATE SECURITIES
Corporate Bonds - YPF	13,332	13,332	2,990
Corporate Bonds- Telefónica de Argentina S.A.	12,929	12,929	10,660
Corporate Bonds - Panamerican Energy LLC	10,188	10,188	6,699
Spy equity - Share index	9,900	9,900	4,843
Mutual Funds - Pionero Latam	7,255	7,255	9,906
Commercial Paper - UBS Financial	6,331	6,331	25,243
Frankling Templeton Funds	5,829	5,829	5,916
Geometric fund	4,738	4,738	4,724
Mutual Funds - Pionero Pesos	3,064	3,064	4,576
Shares - Quickfood	2,616	2,616	2,599
Mutual Funds - PIONERO Renta	2,517	2,517	2,889
Mutual Funds - PIONERO Renta Ahorro	2,132	2,132	893
Corporate Bonds - Pesaar	2,110	2,110	3,246
Mutual Fund - Pionero F.F.	1,952	1,952	1,159
Commercial Paper - Bank Austria	1,758	1,758	96
Shares - Solvay Indupa	1,348	1,348
Others	2,070	2,070	7,517
Total Investments in listed private securities		90,069	93,956
Total government and private securities (1)		5,715,158	3,950,752

(1)	As of March 31, 2008 and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 21, 2008

MACRO BANK INC.

By: /s/ Luis Cerolini
Name: Luis Cerolini
Title: Director